UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 27, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

June 30, 2026

TIM S.A.

INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

June 30, 2026

Contents

Independent auditors’ report on individual and consolidated quarterly information	1
Individual and consolidated quarterly information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	6
Statements of changes in shareholders' equity	7
Statements of cash flows	9
Statements of value added	11
Performance comment	12
Notes to the individual and consolidated quarterly information	31
Tax Council Opinion	119
Statement of the Executive Officers on the individual and consolidated quarterly information	120
Statement of the Executive Officers on the Independent auditors' report	121

Centro Empresarial PB 370
Praia de Botafogo, 370
8º ao 10º andar - Botafogo
22250-040 - Rio de Janeiro - RJ - Brasil
Tel: +55 21 3263-7000
ey.com.br-0

Shape the future
with confidence

**A free translation from Portuguese into English of Independent Auditor's review report on quarterly information prepared in Brazilian currency in accordance with Accounting Pronouncement CPC 21 - Interim Financial Reporting, and Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB)**

## Independent auditor's review report on quarterly information

The Shareholders of
Tim S.A.
Rio de Janeiro - RJ

### Introduction

We have reviewed the accompanying individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Tim S.A. (the "Company") for the quarter ended June 30, 2026, which comprises the statement of financial position as of June 30, 2026 and the related statements of profit and loss and of comprehensive income for the three and six-month periods then ended and of changes in shareholder's equity and of cash flows for the six-month period then ended, and notes to the interim financial information, including material accounting policies and other explanatory information.

The executive board is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 - Interim Financial Reporting, and IFRS Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

### Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

### Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

1

Shape the future
with confidence

**Other matters**

*Statements of value added*

The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for the six-month period ended June 30, 2026, prepared under the Company management's responsibility and presented as supplementary information under IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if their format and content are in accordance with the criteria set forth by Accounting Pronouncement CPC 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in accordance with the criteria set forth by this standard and consistently with the overall interim financial information.

**Other information accompanying the individual and consolidated interim financial information and the auditor's report**

Management is responsible for such other information, which comprises the Management Report.

Our conclusion on the individual and consolidated interim financial information does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our review of the individual and consolidated interim financial information, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the individual and consolidated interim financial information or our knowledge obtained in the review or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Rio de Janeiro, July 27, 2026.

ERNST & YOUNG
Auditores Independentes S/S Ltda.
CRC SP-015199/F

Beatriz Gonçalves de Moraes Nicolaci
Accountant CRC - RJ 091370/O

2

TIM S.A. e TIM S.A. and SUBSIDIARIES
BALANCE SHEETS
June 30, 2026 and December 31, 2025
(In thousands of reais)

		Parent Company		Consolidated
	Note	06/2026	12/2025	06/2026

Assets		56,325,858	56,939,179	57,190,135

Current		12,187,324	13,464,205	12,393,979
Cash and cash equivalents	4	2,557,022	3,610,324	2,677,384
Marketable securities	5	1,839,591	2,274,316	1,852,469
Trade accounts receivable	6	4,898,046	4,901,777	4,958,884
Inventories	7	427,507	357,204	427,507
Recoverable income tax and social contribution	8.a	30,379	68,769	31,023
Recoverable taxes, fees and contributions	9	1,095,421	1,138,888	1,115,856
Prepaid expenses	10	662,634	329,362	649,641
Derivative financial instruments	36	359,022	452,203	359,022
Leases	17	35,794	34,098	35,794
Other assets	13	281,908	297,264	286,399

Non-current		44,138,534	43,474,974	44,796,156
Long-term receivables		4,981,006	4,450,514	5,036,708
Marketable securities	5	29,561	26,339	34,182
Trade accounts receivable	6	298,368	137,306	305,192
Recoverable income tax and social contribution	8.a	286,567	258,415	286,567
Recoverable taxes, fees and contributions	9	860,088	911,704	866,820
Deferred income tax and social contribution	8.c	1,715,981	1,355,604	1,718,712
Judicial deposits	11	683,837	677,150	704,606
Prepaid expenses	10	360,976	340,247	368,419
Leases	17	198,685	200,148	198,685
Financial assets	12	514,399	514,109	514,399
Other assets	13	32,544	29,492	39,126

Investments	14	1,954,353	1,260,486	-
Property, plant and equipment	15	22,779,124	23,171,451	24,276,389
Intangible assets	16	14,424,051	14,592,523	15,483,059

See the accompanying notes to the individual and consolidated quarterly information.

3

TIM S.A. e TIM S.A. and SUBSIDIARIES
BALANCE SHEETS
June 30, 2026 and December 31, 2025
(In thousands of reais)

		Parent Company		Consolidated
	Note	06/2026	12/2025	06/2026

Total liabilities and shareholders' equity		56,325,858	56,939,179	57,190,135

Total liabilities		31,310,480	32,961,788	32,174,757

Current		14,260,786	15,201,168	14,600,673
Suppliers	18	4,738,660	5,138,780	4,841,524
Loans and financing	20	950,252	925,626	1,108,956
Lease liabilities	17	1,673,420	1,702,899	1,673,707
Derivative financial instruments	36	129,504	168,711	129,504
Labor obligations		357,971	361,271	381,962
Income tax and social contribution payable	8.b	149,053	162,102	149,053
Taxes, fees and contributions payable	21	5,300,701	4,855,551	5,326,389
Dividends and interest on shareholders' equity payable	25	364,623	1,219,319	364,623
Authorizations payable	19	335,063	321,761	335,063
Deferred revenues	22	193,316	259,527	221,470
Other liabilities and provision		68,223	85,621	68,422

Non-current		17,049,694	17,760,620	17,574,084
Loans and financing	20	1,076,008	1,853,097	1,540,207
Lease liabilities	17	12,174,617	12,061,969	12,174,617
Income tax and social contribution payable	8.b	32,061	19,395	32,061
Taxes, fees and contributions payable	21	32,760	33,208	63,464
Deferred income tax and social contribution	8.c	-	-	10,052
Provision for legal and administrative proceedings	23	1,595,600	1,559,687	1,600,123
Pension plan and other post-employment benefits	37	4,485	4,485	4,485
Authorizations payable	19	1,194,246	1,159,672	1,194,246
Deferred revenues	22	362,210	506,184	371,757
Obligations to shareholders	24	517,553	534,292	517,553
Other liabilities and provision		60,154	28,631	65,519

Shareholders' equity	25	25,015,378	23,977,391	25,015,378
Share capital		13,477,891	13,477,891	13,477,891
Capital reserves		405,257	388,236	405,257
Profit reserves		10,217,065	10,192,763	10,217,065
Equity valuation adjustments		(2,960)	(2,960)	(2,960)
Treasury shares		(78,539)	(78,539)	(78,539)
Profit for the period		996,664	-	996,664

See the accompanying notes to the individual and consolidated quarterly information.

4

TIM S.A.
STATEMENTS OF INCOME
Periods ended June 30, 2026 and 2025
(In thousands of reais, unless otherwise indicated)

		Parent Company
	Note	2Q26	06/2026	2Q25	06/2025

Net revenue	27	6,902,761	13,669,066	6,599,933	12,993,574

Costs of services rendered and goods sold	28	(3,053,911)	(6,266,580)	(3,087,121)	(6,171,123)
Gross income		3,848,850	7,402,486	3,512,812	6,822,451

Operating revenues (expenses):
Selling expenses	28	(1,578,758)	(3,090,359)	(1,489,970)	(2,979,199)
General and administrative expenses	28	(480,413)	(945,995)	(430,727)	(866,393)
Equity in earnings	14	(56,305)	(86,291)	(25,723)	(52,370)
Other revenues (expenses), net	29	(44,720)	(77,800)	(17,877)	(83,836)
		(2,160,196)	(4,200,445)	(1,964,297)	(3,981,798)

Income before financial revenues and expenses		1,688,654	3,202,041	1,548,515	2,840,653

Financial revenues (expenses):
Financial revenues	30	946,535	1,326,831	466,422	771,727
Financial expenses	31	(1,495,129)	(2,403,994)	(789,136)	(1,659,666)
Net foreign exchange variations	32	(6,613)	(7,118)	(52,003)	(85,244)
		(555,207)	(1,084,281)	(374,717)	(973,183)

Profit before income tax and social contribution		1,133,447	2,117,760	1,173,798	1,867,470

Income tax and social contribution	8.d	(163,876)	(331,096)	(198,412)	(94,462)

Net profit for the period		969,571	1,786,664	975,386	1,773,008

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	33	0.41	0.75	0.40	0.73

Diluted earnings per share	33	0.41	0.75	0.40	0.73

See the accompanying notes to the individual and consolidated quarterly information.

5

TIM S.A. e TIM S.A. and SUBSIDIARIES
STATEMENTS OF INCOME
Periods ended June 30, 2026 and 2025
(In thousands of reais, unless otherwise indicated)

		Consolidated
	Notes	2Q26	06/2026

Net revenue	27	6,965,463	13,771,614

Costs of services provided and goods sold	28	(3,110,300)	(6,352,317)
Gross income		3,855,163	7,419,297

Operating revenues (expenses):
Selling expenses	28	(1,586,934)	(3,104,659)
General and administrative expenses	28	(505,076)	(975,843)
Equity in earnings	14	(16,657)	(44,733)
Other revenues (expenses), net	29	(45,708)	(78,755)
		(2,154,375)	(4,203,990)

Income before financial revenues and expenses		1,700,788	3,215,307

Financial revenues (expenses):
Financial revenues	30	950,485	1,331,935
Financial expenses	31	(1,512,922)	(2,423,705)
Net foreign exchange variations	32	(6,345)	(6,870)
		(568,782)	(1,098,640)

Profit before income tax and social contribution		1,132,006	2,116,667

Income tax and social contribution	8.d	(162,435)	(330,003)

Net profit for the period		969,571	1,786,664

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	33	0.41	0.75

Diluted earnings per share	33	0.41	0.75

See the accompanying notes to the individual and consolidated quarterly information.

6

TIM S.A. e TIM S.A. and SUBSIDIARIES
STATEMENTS OF COMPREHENSIVE INCOME
Periods ended June 30, 2026 and 2025
(In thousands of reais)

	Parent Company
	2Q26	06/2026	2Q25	06/2025

Net profit for the period	969,571	1,786,664	975,386	1,773,008

Other components of the comprehensive income	-	-	-	-
Total comprehensive income for the period	969,571	1,786,664	975,386	1,773,008

See the accompanying notes to the individual and consolidated quarterly information.

7

TIM S.A. e TIM S.A. and SUBSIDIARIES
STATEMENTS OF COMPREHENSIVE INCOME
Periods ended June 30, 2026 and 2025
(In thousands of reais)

	Consolidated
	2Q26	06/2026

Net profit for the period	969,571	1,786,664

Other components of the comprehensive income	-	-
Total comprehensive income for the period	969,571	1,786,664

See the accompanying notes to the individual and consolidated quarterly information.

8

TIM S.A. e TIM S.A. and SUBSIDIARIES
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended June 30, 2026
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 1, 2026	13,477,891	388,236	1,714,578	5,335,142		-		3,143,043	(2,960)	(78,539)	-	23,977,391

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	1,786,664	1,786,664
Post-employment benefit amount recorded directly in shareholders' equity (note 13)	-	-	-	-		-			-		-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	1,786,664	1,786,664
Long-term incentive plan (Note 26)	-	17,021	-	-		-		-	-	-	-	17,021
Allocation of net profit for the period:
Interest on Shareholders’ Equity (Note 25.d)	-	-	-	-		-		-	-	-	(790,000)	(790,000)
Unclaimed dividends/Interest on Shareholders’ Equity (Note 25)	-	-	-	24,302		-		-	-	-	-	24,302
Total contribution from shareholders and distribution to shareholders	-	17,021	-	24,302		-		-	-	-	(790,000)	(748,677)
Balances at June 30, 2026	13,477,891	405,257	1,714,578	5,359,444		-		3,143,043	(2,960)	(78,539)	996,664	25,015,378

See the accompanying notes to the individual and consolidated quarterly information.

9

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended June 30, 2025
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Equity valuation adjustments	Treasury shares	Retained earnings	Total
Balances on January 01, 2025	13,477,891	373,020	1,521,086	6,285,419		2,050,000		2,702,955	(2,284)	(3,451)	-	26,404,636

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	1,773,008	1,773,008
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	1,773,008	1,773,008
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (Note 26)	-	11,751	-	-		-		-	-	-	-	11,751
Purchase of treasury shares, net of disposals	-	-	-	-		-		-	-	(47,906)	-	(47,906)
Lapsed fractional shares	-	23,997	-									23,997
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 25)	-	-	-	(490,000)		-					(500,000)	(990,000)
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(2,050,000)				-	-	-	-	(2,050,000)
Distribution of reserve for expansion (Note 25)	-	-	-	2,050,000		(2,050,000)			-		-	-
Total contribution from shareholders and distribution to shareholders	-	35,748	-	(490,000)		(2,050,000)		-	-	(47,906)	(500,000)	(3,052,158)
Balances at June 30, 2025	13,477,891	408,768	1,521,086	5,795,419		-		2,702,955	(2,284)	(51,357)	1,273,008	25,125,486

See the accompanying notes to the individual and consolidated quarterly information.

10

TIM S.A. e TIM S.A. and SUBSIDIARIES
STATEMENT OF CASH FLOWS
Period ended June 30, 2026 and 2025
(In thousands of reais)

		Parent Company		Consolidated
	Note	06/2026	06/2025	06/2026
Operating activities
Profit before income tax and social contribution		2,117,760	1,867,470	2,116,667
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	28	3,467,961	3,521,902	3,535,006
Equity in earnings	14	86,291	52,370	44,733
Residual value of written-off property, plant and equipment and intangible assets		4,274	6,639	4,369
Interest on asset retirement obligation		(475)	2,006	(475)
Provision for legal and administrative proceedings	23	103,957	91,513	103,203
Inflation adjustment on judicial deposits and legal and administrative proceedings		108,049	(30,987)	107,976
Interest, monetary and exchange rate variations on loans and other financial adjustments		480,499	430,333	496,371
Yield from marketable securities		(117,027)	(159,101)	(117,027)
Interest on lease liabilities	31	898,930	774,400	898,974
Lease interest	30	(14,236)	(14,258)	(14,236)
Provision for expected credit losses	28	490,194	373,450	489,649
Income (loss) from operations with other derivatives			165,780
Net loss on investment valued at fair value	14	56,311	-	56,311
Long-term incentive plans		17,021	11,751	17,021
		7,699,509	7,093,268	7,738,542
Decrease (increase) in operating assets
Trade accounts receivable		(659,634)	(558,857)	(651,202)
Recoverable taxes, fees and contributions		232,522	98,514	233,100
Inventories		(70,303)	(64,700)	(70,303)
Prepaid expenses		(354,001)	(303,266)	(300,750)
Judicial deposits		6,220	11,595	5,885
Other assets		12,867	(56,779)	11,418
Increase (decrease) in operating liabilities
Labor obligations		(3,300)	(20,188)	(409)
Suppliers		(360,858)	(458,436)	(359,409)
Taxes, fees and contributions payable		122,823	190,502	127,440
Authorizations payable		(7,535)	9,673	(7,535)
Payments for legal and administrative proceedings	23	(188,999)	(172,525)	(188,999)
Deferred revenues		(210,185)	(17,195)	(278,942)
Other liabilities		(141,459)	(123,576)	(138,553)
Cash generated by operations		6,077,667	5,628,030	6,120,283
Income tax and social contribution paid		(339,025)	(161,396)	(339,025)
Net cash generated by operating activities		5,738,642	5,466,634	5,781,258

See the accompanying notes to the individual and consolidated quarterly information.

11

TIM S.A. e TIM S.A. and SUBSIDIARIES
STATEMENT OF CASH FLOWS
Period ended June 30, 2026 and 2025
(In thousands of reais)

	Parent Company		Consolidated
Note	06/2026	06/2025	06/2026

Investment activities
Redemptions of marketable securities		4,092,182	3,979,342	4,174,573
Investments on marketable securities		(3,543,652)	(3,871,100)	(3,561,152)
Capital contribution 5G Fund		-	(84,984)	-
Additions to property, plant and equipment and intangible assets		(2,249,831)	(2,221,098)	(2,288,751)
Receipt according to C6		-	52,000	-
Payment in the acquisition of V8, net of acquired cash	1.2.2	(99,962)	-	(52,674)
Payment in the acquisition of I-Systems, net of acquired cash	1.2.1	(947,106)		(917,427)
Other		14,009	12,628	14,009
Net cash used in investment activities		(2,734,360)	(2,133,212)	(2,631,422)

Financing activities
Amortization of loans and financing	36	(850,613)	(223,272)	(862,123)
Interest paid - Loans and financing	36	(49,823)	(53,703)	(63,057)
Payment of lease liability	36	(774,366)	(796,905)	(774,615)
Interest paid on lease liabilities	36	(941,161)	(785,708)	(941,360)
Payments for reverse stock split and stock split operations		(246)	-	(246)
Lease incentives received		104,959	3,842	104,959
Derivative financial instruments		85,066	(67,527)	85,066
Purchase of treasury shares, net of disposals		-	(47,906)	-
Dividends and interest on shareholders’ equity paid	25	(1,631,400)	(1,626,369)	(1,631,400)
Net cash used in financing activities		(4,057,584)	(3,597,548)	(4,082,776)

Increase (decrease) in cash and cash equivalents		(1,053,302)	(264,126)	(932,940)
Cash and cash equivalents at the beginning of the period		3,610,324	3,258,743	3,610,324
Cash and cash equivalents at the end of the period		2,557,022	2,994,617	2,677,384

See the accompanying notes to the individual and consolidated quarterly information.

12

TIM S.A. e TIM S.A. and SUBSIDIARIES
STATEMENT OF VALUE ADDED
Periods ended June 30, 2026 and 2025
(In thousands of reais)

	Parent Company		Consolidated
	06/2026	06/2025	06/2026
Revenues
Gross operating revenue	21,756,562	19,392,739	21,878,170
Losses on doubtful accounts	(490,194)	(373,450)	(489,649)
Discounts granted, returns and others	(6,007,828)	(4,373,968)	(6,007,828)
	15,258,540	14,645,321	15,380,693
Inputs acquired from third parties
Cost of services rendered and goods sold	(2,596,798)	(2,381,230)	(2,591,534)
Materials, energy, outsourced services and other	(1,793,720)	(1,781,964)	(1,815,110)
	(4,390,518)	(4,163,194)	(4,406,644)
Withholding
Depreciation and amortization	(3,467,961)	(3,521,902)	(3,535,006)
Net value added produced	7,400,061	6,960,225	7,439,043
Value added received in transfer
Equity in earnings	(86,291)	(52,370)	(44,733)
Financial revenues	1,420,592	859,605	1,426,237
	1,334,301	807,235	1,381,504
Total value added payable	8,734,362	7,767,460	8,820,547

Distribution of value added
Personnel and charges
Direct remuneration	389,813	395,242	418,353
Benefits	152,977	153,265	160,959
FGTS (Severance Pay Fund)	41,276	40,709	43,636
Other	26,088	20,861	25,849
	610,154	610,077	648,797
Taxes, fees and contributions
Federal	1,610,326	1,319,504	1,628,269
State	1,512,610	1,498,676	1,518,232
Municipal	61,520	62,056	64,848
	3,184,456	2,880,236	3,211,349
Third-party capital remuneration
Interest	2,476,506	1,827,700	2,496,220
Rentals	676,456	668,692	677,391
	3,152,962	2,496,392	3,173,611
Other
Social investment	126	7,747	126
	126	7,747	126
Shareholders’ Equity Remuneration
Dividends and interest on shareholders’ equity	790,000	500,000	790,000
Retained earnings	996,664	1,273,008	996,664
	1,786,664	1,773,008	1,786,664

See the accompanying notes to the individual and consolidated quarterly information.

13

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

2Q26 | EARNINGS RELEASE

TIM

2Q26 reinforces the consistent execution of strategic priorities and contributes to a solid first half of the year

SERVICE REVENUE	MOBILE ARPU	B2B SERVICE REVENUE (EX-WHOLESALE)
6.1% YoY (6M26)	**5.4% YoY** (6M26)	**16.6% YoY** (LTM26)
Growth driven by the strong performance in the mobile and fixed lines	Postpaid and new revenues sustain a record ARPU	Innovation and technology are driving B2B expansion and accelerating new revenue generation

EBITDA-AL	OPERATING CASH FLOW	SHAREHOLDER REMUNERATION
7.8% YoY (6M26)	**11.7% YoY** (6M26)	**R$ 790 Mln** (6M26)
Strong growth with margin expansion: **38.7%** (+0.6 p.p. YoY)	Cash generation, with margin increase: **22.1%** (+1.1 p.p. YoY)	Announced as Interest on Capital through June 2026

TIM Controle Fit: Flexibility to capture different customer profiles

- Repositioning of TIM Controle with offers better aligned with different customer consumption profiles, expanding the competitiveness of the portfolio
- Flexible and scalable model, with monthly and annual subscription options, increasing the capacity for customer acquisition and retention
- The monthly and annual subscription model reinforces TIM's value strategy by combining simplicity, personalization and convenience fit

TIM Play: New OTT positioning, everything in one place

- The new OTT positioning consolidates content and digital services into an integrated, simple and convenient experience for the customer
- Evolution from standalone benefits to a unified platform, strengthening engagement, loyalty and recurrence
- Portfolio available in three price tiers, creating a new layer of value for the Company's B2C ecosystem

TIM PLAY

TIM Ultracombo: Fiber and mobile in an integrated offer

- Convergence between mobile and fixed services in a single offer, simplifying the customer experience
- The strategy expands TIM's addressable market by converting available fiber coverage into new commercial opportunities
- The acquisition of I-Systems strengthens operational integration, efficiency and optionality to accelerate the growth of the FTTH strategy

TIM
ULTRACOMBO

Note: EBITDA and Net Income normalized in accordance with the items indicated in their respective sections. EBITDA-AL excluding the impact of the fines from the decommissioning of sites. Operating Cash Flow ("OpCF") represents EBITDA-AL (-) Capex.

14

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

2Q26 | EARNINGS RELEASE

TIM

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Description	2Q26	2Q25	% YoY	1Q26	% QoQ	6M26	6M25	% YoY
FINANCIAL (R$ million)								
Net Revenues	**6,965**	**6,600**	**5.5%**	**6,806**	**2.3%**	**13,772**	**12,994**	**6.0%**
Services Revenues	6,785	6,417	5.7%	6,644	2.1%	13,429	12,657	6.1%
Mobile Service	6,369	6,089	4.6%	6,253	1.8%	12,622	12,010	5.1%
Fixed Service	416	328	27.0%	391	6.4%	808	646	24.9%
Normalized* Operating Expenses	(3,380)	(3,249)	4.0%	(3,519)	-4.0%	(6,899)	(6,558)	5.2%
Normalized* EBITDA	**3,586**	**3,351**	**7.0%**	**3,287**	**9.1%**	**6,873**	**6,435**	**6.8%**
Normalized* EBITDA Margin	51.5%	50.8%	0.7p.p.	48.3%	3.2p.p.	49.9%	49.5%	0.4p.p.
Normalized* EBITDA-AL	**2,802**	**2,600**	**7.8%**	**2,523**	**11.1%**	**5,326**	**4,940**	**7.8%**
Normalized* EBITDA-AL Margin	40.2%	39.4%	0.8p.p.	37.1%	3.2p.p.	38.7%	38.0%	0.6p.p.
Normalized* Net Income	**1,036**	**976**	**6.2%**	**821**	**26.2%**	**1,857**	**1,786**	**4.0%**
Capex	(935)	(882)	6.0%	(1,354)	-31.0%	(2,289)	(2,221)	3.0%
OpCF (Normalized* EBITDA-AL - Capex)	**1,868**	**1,718**	**8.7%**	**1,169**	**59.7%**	**3,037**	**2,719**	**11.7%**
OPERATIONAL ('000)								
Mobile Customer Base	**61,879**	**62,194**	**-0.5%**	**61,986**	**-0.2%**	**61,879**	**62,194**	**-0.5%**
Prepaid	28,211	30,679	-8.0%	28,871	-2.3%	28,211	30,679	-8.0%
Postpaid	33,668	31,515	6.8%	33,116	1.7%	33,668	31,515	6.8%
TIM Ultrafibra Customer Base	**899**	**799**	**12.5%**	**880**	**2.2%**	**899**	**799**	**12.5%**

* EBITDA normalized for non-recurring effects in Operating Costs and Expenses (+R$ 72.1 million in 2Q26, +R$ 6.0 million in 1Q26, +R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25). Net Income normalized for non-recurring effects in EBITDA and in Income Tax (-R$ 5.4 million in 2Q26, -R$ 2.0 million in 1Q26, -R$ 387k in 2Q25 and -R$ 6.5 million in 1Q25). EBITDA-AL excluding the impact of the fines from the decommissioning of sites.

INVESTOR RELATIONS

EARNINGS CONFERENCE CALL

July 28th, 2026, at:
11:00 a.m. (BRT) / 10:00 a.m. (US EST)
Video Conference (Zoom): Click here

CONTACTS

E-mail: ri@timbrasil.com.br
Website: ri.tim.com.br

15

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

RECENT AND SUBSEQUENT EVENTS

Shareholder Remuneration

On June 17, 2026, TIM S.A.'s Board of Directors approved the distribution of Interest on Capital in the amount of R$ 400 million. For more details, visit TIM S.A.'s Investor Relations website: Filings

Capital Contributions to Wholly Owned Subsidiaries of TIM S.A.

In July 2026, TIM's Board of Directors approved capital contributions of up to R$600 million to I-Systems and up to R$70 million to V8.Tech, both wholly owned subsidiaries of the Company. The funds, sourced from TIM's cash position, will be primarily used to prepay financial obligations of these companies, supporting the optimization of the TIM Group's capital structure and financial costs in Brazil. The transaction does not change TIM's share capital or its ownership interest in the subsidiaries. For more details, visit TIM S.A.'s Investor Relations website: Filings

16

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

FINANCIAL HIGHLIGHTS

OPERATING NET REVENUE

Description	2Q26	2Q25	% YoY	1Q26	% QoQ	6M26	6M25	% YoY
R$ million								
Total Net Revenue	6,965	6,600	5.5%	6,806	2.3%	13,772	12,994	6.0%
Services Revenue	6,785	6,417	5.7%	6,644	2.1%	13,429	12,657	6.1%
Mobile Service	6,369	6,089	4.6%	6,253	1.8%	12,622	12,010	5.1%
Client Generated	5,877	5,703	3.1%	5,819	1.0%	11,696	11,245	4.0%
Interconnection	90	91	-0.2%	110	-17.8%	200	174	15.0%
Customer Platform	63	29	117.3%	26	139.8%	89	51	76.0%
Others	338	267	26.9%	298	13.5%	636	541	17.7%
Fixed Service	416	328	27.0%	391	6.4%	808	646	24.9%
of which TIM Ultrafibra	247	226	9.5%	243	1.8%	490	444	10.4%
Product Revenue	181	183	-1.5%	162	11.6%	342	337	1.7%

Total Net Revenue ("NR"): R$ 6,965 million in 2Q26 (+5.5% YoY; +6.0% YoY in 6M26)

Total Net Revenue advanced in the period, reflecting the positive performance of Service Revenue.

Service Revenue (+5.7% YoY in 2Q26; +6.1% YoY in 6M26)

Growth was driven by the evolution across all fronts, notably TIM Ultrafibra and the B2B segment, with V8.Tech and IoT continuing to expand their relevance in the composition of results, reflecting the Company's strategy of growing through multiple business lines. With a 360º approach, in July TIM renewed its portfolio with offers aimed at enhancing customer experience and expanding opportunities in areas such as entertainment, convergence, and mobility services.

Product Revenue (-1.5% YoY in 2Q26; +1.7% YoY in 6M26)

Product revenue was practically in line year over year, as the evolution of the product mix and the contribution of diversification initiatives helped mitigate the seasonality observed in the sale of IoT equipment.

17

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

MOBILE SEGMENT:

Mobile Service Revenue ("MSR") (+4.6% YoY in 2Q26; +5.1% YoY in 6M26) | Mobile ARPU (R$ 34.3 in 2Q26; +5.0% YoY)

MSR performance reflected the evolution of postpaid and the greater contribution of new revenue fronts, reinforcing an increasingly diversified growth dynamic for mobile ARPU[1], amid a more active competitive environment due to Mother's Day and the FIFA World Cup.

Client Generated Revenue ("CGR") (+3.1% YoY in 2Q26; +4.0% YoY in 6M26)

CGR evolution reflected a more moderate contribution from postpaid, due to a more balanced comparison base. Performance was partially impacted by the decline in prepaid revenues, although its trajectory remained stable quarter over quarter, and by the lower contribution from international roaming revenues.

Interconnection Revenue (-0.2% YoY in 2Q26; +15.0% YoY in 6M26)

Performance remained practically stable year over year.

Customer Platform Revenue (+117.3% YoY in 2Q26; +76.0% YoY in 6M26)

Growth reflected the performance of the mobile advertising front.

Other Revenues (+26.9% YoY in 2Q26; +17.7% YoY in 6M26)

Growth in the "Other" line was driven mainly by the evolution of B2B revenues, notably IoT, reflecting project development and the contribution of the Company's revenue diversification initiatives.

Below is the performance by each mobile customer profile:

POSTPAID

Revenue (+5.8% YoY in 2Q26; +6.6% YoY in 6M26) | ARPU ex-M2M (R$ 55.7 in 2Q26; +0.7% YoY)

Postpaid growth was supported by the acquisition of new customers, with a 6.8% expansion of the base, and by the price adjustments applied to the offers in the first quarter. As a result, postpaid reached around 70% of MSR, demonstrating the successful evolution toward a more resilient customer mix.

PREPAID

Revenue (-6.9% YoY in 2Q26; -6.7% YoY in 6M26) | ARPU (R$ 14.4 in 2Q26; +1.1% YoY)

Prepaid revenue reflected the competitive dynamics of the market and the pressure on the recurrence of recharges. Despite the decline, the line remains on a quarterly stabilization trajectory relative to the levels observed at the end of 2025, contributing to the evolution of ARPU.

---

[1] ARPU represents the Average Revenue Per User.

18

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

FIXED SEGMENT

Fixed Service Revenue ("FSR") (+27.0% YoY in 2Q26; +24.9% YoY in 6M26)

FSR performance reflected mainly the advance of Ultrafibra, in addition to the contribution of V8.Tech, whose revenue began to be consolidated in the fixed segment after the completion of the acquisition in 1Q26.

TIM ULTRAFIBRA

Revenue (+9.5% YoY in 2Q26; +10.4% YoY in 6M26) | FTTH ARPU (R$ 92.8 in 2Q26; +0.8% YoY)

TIM Ultrafibra maintained a positive trajectory, with revenue growth for the third consecutive quarter and a 12.5% YoY advance in the customer base, reflecting another consistent evolution of an operation that is today practically 100% FTTH.

And as the next step in its strategy of sustainable growth and value capture, in July TIM launched TIM Ultracombo, its first converged offer between mobile and fixed services. The initiative seeks to explore new growth opportunities, supported by the fiber infrastructure strengthened by the incorporation of I-Systems.

OPERATING COSTS AND EXPENSES

Description	2Q26	2Q25	% YoY	1Q26	% QoQ	6M26	6M25	% YoY
R$ million								
Reported Operating Expenses	(3,452)	(3,250)	6.2%	(3,525)	-2.1%	(6,977)	(6,579)	6.0%
Normalized* Operating Expenses	(3,380)	(3,249)	4.0%	(3,519)	-4.0%	(6,899)	(6,558)	5.2%
Personnel	(406)	(378)	7.3%	(383)	6.2%	(789)	(736)	7.1%
Selling & Marketing	(964)	(952)	1.2%	(936)	3.0%	(1,900)	(1,914)	-0.8%
Network & Interconnection	(1,287)	(1,247)	3.2%	(1,496)	-14.0%	(2,783)	(2,569)	8.3%
General & Administrative	(229)	(207)	10.5%	(221)	3.6%	(451)	(418)	7.7%
Cost Of Goods Sold (COGS)	(240)	(256)	-6.1%	(225)	6.8%	(465)	(464)	0.1%
Bad Debt	(264)	(191)	38.1%	(225)	17.2%	(490)	(373)	31.1%
Other operational revenues (expenses)	11	(17)	n.a.	(33)	n.a.	(22)	(83)	-72.9%
Normalized* Operating Expenses Ex-COGS	(3,140)	(2,993)	4.9%	(3,294)	-4.7%	(6,434)	(6,094)	5.6%

* Operating Costs and Expenses normalized for: the price adjustment of the I-Systems acquisition (+R$ 56.3 million in 2Q26), costs with consulting services for strategic projects (+R$ 15.7 million in 2Q26 and +R$ 6.0 million in 1Q26), and costs with legal services in connection with the settlement of the dispute with the former financial services partner (+R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25).

Operating Costs and Expenses: R$ 3,380 million in 2Q26 (+4.0% YoY; 48.5% of NR | +5.2% YoY in 6M26)

The evolution of Normalized Operating Costs and Expenses was associated mainly with the impacts of the consolidation of the V8.Tech and I-Systems assets, which began to affect the cost structure in the first half. Even so, the recorded increase was below annual inflation as of June (4.64%[2]).

[2] 12-month cumulative IPCA ended in June 2026. Source: IBGE.

19

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

Personnel: (+7.3% YoY in 2Q26; 5.8% of NR | +7.1% YoY in 6M26)

Growth is explained basically by the effects of V8.Tech and I-Systems. Excluding these impacts, the line would have recorded a 1.5% YoY decline due to lower spending on employee benefits and payroll charges, in line with the Company's strategy of having a more efficient organizational structure.

Selling and Marketing (+1.2% YoY in 2Q26; 13.8% of NR | -0.8% YoY in 6M26)

The variation reflects higher advertising spending, associated with the brand-strengthening initiatives carried out throughout the year, including sponsorships such as Big Brother Brasil. This effect was partially offset by lower Fistel costs and by the reduction in service-channel expenses, driven by digitalization initiatives, such as the lower demand for human-assisted calls and the change in the payment mix.

Network and Interconnection (+3.2% YoY in 2Q26; 18.5% of NR | +8.3% YoY in 6M26)

The line showed a slowdown in the pace of growth, mainly benefited by the reduction in international roaming expenses, due to seasonality, and by the partial elimination (2 months) of rental expenses related to I-Systems. These effects were partially limited by higher spending on digital content providers and by costs associated with V8.Tech.

General and Administrative ("G&A")[3] (+10.5% YoY in 2Q26; 3.3% of NR | +7.7% YoY in 6M26)

The increase stems from the impacts of V8.Tech and I-Systems and from higher spending on the contracting of specialized professional services. Excluding the impacts of the acquired companies, the line would have increased by 4.8% YoY.

Cost of Goods Sold ("COGS") (-6.1% YoY in 2Q26; 3.4% of NR | +0.1% YoY in 6M26)

The variation is in line with the decline in product revenue in the period.

Bad Debt (+38.1% YoY in 2Q26; 3.8% of NR | +31.1% YoY in 6M26) | % of Total Gross Revenue (2.4%; +0.4 p.p. YoY)

The increase mainly reflects a one-off impact related to a B2B/Wholesale customer, in addition to the expansion of the postpaid base, which is naturally more exposed to default risk.

Other Operating Expenses (Revenues)[4] (R$ 11 million in revenue in 2Q26 | -72.9% YoY in 6M26)

The positive result was driven by the favorable impact of tower decommissioning and by lower provisions for tax contingencies.

---

[3] The G&A line had a non-recurring impact of R$ 15.7 million in 2Q26 and R$ 6.0 million in 1Q26, related to costs with consulting services for strategic projects, and of R$ 1.1 million in 2Q25 and R$ 19.0 million in 1Q25, related to legal services in connection with the settlement of the dispute with the former financial services partner.

[4] The Other Operating Expenses (Revenues) line had a non-recurring impact of R$ 56.3 million in 2Q26, related to the price adjustment of the I-Systems acquisition.

20

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

FROM EBITDA TO NET INCOME

From EBITDA to Net Income (2Q26)
(R$ Mln; %YoY)
(+7.0% YoY)
3,586
Margin
51.5%
(+1.1% YoY)
-1,796
(-35.2% YoY)
-17
(+51.8% YoY)
-569
(-15.6% YoY)
-168
(+6.2% YoY)
1,036
EBITDA
D&A
Equity in Earnings
Net Financial Results
Income Tax
Net Income

EBITDA[5]: R$ 3,586 million in 2Q26 (+7.0% YoY; +6.8% YoY in 6M26) | Margin: 51.5% in 2Q26 (+0.7 p.p. YoY)

Normalized EBITDA recorded consistent growth, supported by the expansion of service revenue and by discipline in cost management, even amid the increase in expenses arising from the consolidation of the assets.

EBITDA-AL[6]: R$ 2,802 million in 2Q26 (+7.8% YoY; +7.8% YoY in 6M26) | Margin-AL: 40.2% in 2Q26 (+0.8 p.p. YoY)

Normalized EBITDA-AL ("After Lease") corresponds to Normalized EBITDA after the effects of leases. The expansion of the indicator reflects the operational improvement in the period and the active management of leases, supported by contractual renegotiations and RAN sharing agreements.

As a result, lease costs remain under control, reflecting the slower growth of expenses associated with network infrastructure agreements, despite the increase in rental expenses related to the greater use of solar power plants, in line with the optimization of the energy matrix and energy cost efficiency.

EBITDA-AL (2Q26)
(R$ Mln; %YoY)
3,586
-783
(+7.8% YoY)
2,802
Margin
40.2%
EBITDA
Leases
EBITDA-AL

[5] EBITDA normalized for non-recurring effects in Operating Costs and Expenses (+R$ 72.1 million in 2Q26, +R$ 6.0 million in 1Q26, +R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25).

[6] EBITDA-AL normalized for non-recurring effects in EBITDA and excluding the impact of the fines from the decommissioning of sites.

21

22

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

Income Tax[7] (-15.6% YoY in 2Q26; +233.0% YoY in 6M26)

Normalized Income Tax totaled -R$ 168 million in 2Q26 (effective tax rate of -13.9%), vs. -R$ 199 million in 2Q25 (effective tax rate of -16.9%). The reduction is due to the greater declaration of Interest on Capital in 2Q26 compared to 2Q25 (R$ 400 million vs. R$ 300 million, respectively).

Net Income[8]: R$ 1,036 million in 2Q26 (+6.2% YoY; +4.0% YoY in 6M26)

Normalized Net Income reached the highest level ever observed for a second quarter. As a result, Normalized Earnings per Share (EPS) reached R$ 0.43 in 2Q26, compared to R$ 0.40 in 2Q25.

INVESTMENTS AND CASH FLOW

CAPEX

Description	2Q26	2Q25	% YoY	1Q26	% QoQ	6M26	6M25	% YoY
R$ million								
Network	647	622	4.0%	1,044	-38.0%	1,691	1,650	2.5%
IT & Others	288	260	10.8%	310	-7.1%	598	571	4.7%
Capex	**935**	**882**	**6.0%**	**1,354**	**-31.0%**	**2,289**	**2,221**	**3.0%**
Capex/Net Revenue	**13.4%**	**13.4%**	**0.1p.p.**	**19.9%**	**-6.5p.p.**	**16.6%**	**17.1%**	**-0.5p.p.**

Capex: R$ 935 million in 2Q26 (+6.0% YoY; 13.4% of NR | +3.0% YoY in 6M26)

The increase was driven by higher investments in IT and other initiatives supporting the Company's technological and operational development, as well as the consolidation of fiber investments related to I-Systems in the Network line, consistent with expectations for the period.

[7] The Income Tax line had non-recurring effects in the amount of -R$ 5.4 million in 2Q26, -R$ 2.0 million in 1Q26, -R$ 387k in 2Q25 and -R$ 6.5 million in 1Q25.

[8] Net Income normalized for non-recurring effects in EBITDA and Income Tax.

23

24

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

DEBT

DEBT PROFILE

Issuances	Currency	Interest Rate	Maturity	Short-term	Long-term	Total
R$ million						
Debentures	BRL	IPCA + 4.0432% p.a.	06/28	709	707	1,416
BNDES Finame	BRL	IPCA + 4.2283% p.a.	11/31	56	246	302
I-Systems	BRL/USD	CDI+ 2.10% to CDI+ 2.50%	10/30 a 05/32	131	436	568
V8 Tech	BRL	CDI+ 2.42% to CDI+ 3.91%	04/26 to 04/28	27	28	55
BNB	BRL	IPCA + 1.2228% to 1.4945% p.a.	02/28	185	123	308
Total Financial Debt				**1,109**	**1,540**	**2,649**
License (5G)	BRL	Selic	12/40	72	943	1,015
Total Debt Before Lease				**1,181**	**2,483**	**3,664**
Total Lease	BRL	IPCA/IGP-M (13.97% p.a.)	11/48	1,638	11,976	13,614
Total Debt				**2,818**	**14,459**	**17,278**

NET DEBT

Description	2Q26	1Q26	4Q25	3Q25
R$ million				
Short-Term Debt	1,109	979	926	955
Long-Term Debt	1,540	1,853	1,853	1,900
Total Debt	**2,649**	**2,832**	**2,779**	**2,855**
Cash and Cash Equivalents + Market Sec	(4,530)	(5,871)	(5,885)	(6,529)
Net Derivatives-ex C6	(230)	(311)	(283)	(195)
Net Debt	**(2,110)**	**(3,350)**	**(3,389)**	**(3,868)**
License (5G)	1,015	993	971	1,015
Net Debt AL	**(1,096)**	**(2,357)**	**(2,418)**	**(2,853)**
Total Lease	13,614	13,677	13,531	13,264
Total Net Debt	**12,518**	**11,320**	**11,112**	**10,411**
Net Debt AL/Normalized EBITDA AL*	**-0.1x**	**-0.22x**	**-0.23x**	**-0.28x**
Net Debt Total/Normalized EBITDA	**0.89x**	**0.82x**	**0.82x**	**0.79x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

LT DEBT BY MATURITY

Year	Pro-Forma	Including IFRS 9,15 & 16
R$ million		
2027	254	1,027
2028	997	2,745
2029	243	1,877
2030	243	1,576
After 2030	746	7,234
Total Debt	**2,483**	**14,459**

Total post-hedge Debt (including net derivatives of R$ 230 million) totaled R$ 17,048 million at the end of June 2026, an increase of R$ 292 million vs. 2Q25. The increase mainly reflects higher liabilities associated with V8.Tech and I-Systems, partially offset by the reduction in total financial debt.

25

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

STRATEGIC PARTNERSHIPS

Digital Ecosystem

Security Services

In the Insurance vertical, the strategic partnership with EXA maintained its growth trajectory, reaching in 2Q26 a penetration of approximately 36% on device sales. The performance reinforces the high adherence of the offer to the customer's purchase moment and evidences the potential of the vertical as an important lever of incremental monetization. With consistent results since the beginning of the operation, insurance continues to consolidate as a strategic component for the Company.

Health Services

In the Health vertical, the strategic partnership with Cartão de Todos continues to deliver consistent results and expand its relevance to the TIM base. At the end of the quarter, the initiative surpassed 1.6 million leads generated and reached more than 288 thousand cumulative subscriptions, reinforcing the conversion potential of the offer and the ability to monetize the base with offers exclusive to TIM customers.

Financial Services

TIM advanced in the implementation of the partnership with PicPay, an initiative that strengthens its digital ecosystem strategy and expands the opportunities to monetize the base through integrated offers and cross benefits. The partnership contributes to deepening the relationship with customers, increasing engagement on the platforms and developing new value-capture fronts, in line with the Company's business diversification strategy.

In the Consortium vertical, the partnership with KSK reached the mark of 1 million TIM customers registered on the platform in less than one year of operation, with continuous improvements in the contracting flow reinforcing the relevance of the offer and the potential of the vertical as a lever of growth and value generation for the base.

26

INCOME (LOSS) IN THE SECOND QUARTER OF 2026

BUSINESS-TO-BUSINESS (B2B)

B2B Revenues

New B2B project signings reached R$ 192 million in 2Q26, the highest level in the Company's history, reflecting strong demand for connectivity and digital transformation solutions across strategic segments such as Logistics, Utilities, Agribusiness, and Smart Cities. B2B service revenue ex-Wholesale increased 16.6% in LTM26, reaching R$ 1.7 billion, driven by the expansion of Corporate Solutions, IoT, Data Partnerships, and V8.Tech businesses, representing 6.6% of total service revenues.

6.6% of
total service
16.6%
1,498
1,746
LTM25
LTM26

*Note: LTM represents Last 12 Months (considering LTM25 the period between Jul/24 – Jun/25 and LTM26 between Jul/25 – Jun/26).

BROADENING THE B2B PORTFOLIO AS REVENUE GAINS RELEVANCE
B2B UPDATES
NEW PROJECTS
IOT
R$ 1.25 Bln
In contracted revenue
AGRICULTURE
29.6 Mln
total hectares covered with 4G (+31.2% YoY)
UTILITIES
>558k
smart light spots sold (+45.1% YoY)
LOGISTICS
13,776 km
covered in highways (+97.3% YoY)
NEW CNH PARTNERSHIP
Expanding connectivity presence through 2 Mln hectares across Minas Gerais.
CPFL SMART GRID PROJECT
CPFL
End-to-end private network solution to support the CPFL smart grid project.
"CAMINHOS DA CELULOSE" PROJECT
New highway concession partnership in Mato Grosso do Sul covering 870 km, aligned with our Agribusiness strategy.
V8
THE FIRST STEPS IN TIM AND V8 INTEGRATION
R$ 102 Mln
In total Net Revenue YTD (5 months)
Among the first 10 Brazilian companies to partner with Anthropic
The Claude Partnership enhances V8 and TIM's ability to deliver enterprise AI solutions, expanding its B2B value proposition beyond traditional connectivity services.

Mobile Advertising and Data Monetization

TIM Ads and Open Gateway continue to drive TIM's revenue diversification strategy in 2Q26, with growth of more than 50% in campaign volume relative to 2Q25. The performance reflected the expansion of the advertiser base, the evolution of the portfolio and the strengthening of the Company's media and data capabilities. In Open Gateway, TIM continues to expand its offering of authentication, anti-fraud and identity-validation solutions, in addition to entering into a partnership with Aduna to accelerate the global commercialization of APIs. The Company ended the quarter with seven APIs commercially available. The evolution of TIM Insights and Audience Builder, supported by more than 1,300 data points for audience segmentation and artificial intelligence resources, reinforces TIM's positioning as a data, media and API platform, expanding campaign personalization and value generation for customers and advertisers.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2026

OPERATIONAL INDICATORS

Description	2Q26	2Q25	% YoY	1Q26	% QoQ	6M26	6M25	% YoY
Mobile Customer Base ('000)	61,879	62,194	-0.5%	61,986	-0.2%	61,879	62,194	-0.5%
Prepaid	28,211	30,679	-8.0%	28,871	-2.3%	28,211	30,679	-8.0%
Postpaid	33,668	31,515	6.8%	33,116	1.7%	33,668	31,515	6.8%
Postpaid ex-M2M	26,128	24,964	4.7%	25,881	1.0%	26,128	24,964	4.7%
Mobile Net Adds ('000)	(108)	155	n.a.	12	n.a.	(95)	135	n.a.
Postpaid ex-M2M Net Adds ('000)	247	451	-45.2%	188	31.6%	435	726	-40.1%
Mobile ARPU (R$)	34.3	32.7	5.0%	33.7	1.8%	34.0	32.3	5.4%
Prepaid	14.4	14.3	1.1%	14.1	2.5%	14.2	14.1	1.3%
Postpaid	43.8	44.3	-1.2%	43.6	0.4%	43.7	44.0	-0.8%
Postpaid ex-M2M	55.7	55.3	0.7%	55.1	1.0%	55.4	54.8	1.1%
Monthly Churn (%)	3.0%	2.9%	0.1p.p.	2.9%	0.2p.p.	3.0%	2.9%	0.1p.p.
Market Share*	22.4%	23.4%	-0.9p.p.	22.7%	-0.2p.p.	22.4%	23.4%	-0.9p.p.
Prepaid	30.5%	31.2%	-0.8p.p.	30.9%	-0.5p.p.	30.5%	31.2%	-0.8p.p.
Postpaid	18.3%	18.8%	-0.4p.p.	18.4%	-0.1p.p.	18.3%	18.8%	-0.4p.p.
Postpaid ex-M2M	20.7%	21.2%	-0.5p.p.	20.8%	-0.1p.p.	20.7%	21.2%	-0.5p.p.
TIM Ultrafibra Customer Base ('000)	899	799	12.5%	880	2.2%	899	799	12.5%
FTTH	896	779	15.0%	876	2.3%	896	779	15.0%
TIM Ultrafibra ARPU (R$)	93.3	95.6	-2.4%	94.4	-1.2%	93.9	94.4	-0.6%

* 2Q26 data were published by Anatel and refer to May 2026.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2026

SHAREHOLDER REMUNERATION

In its most recent Guidance (click here), TIM S.A. plans to distribute R$ 5.3–5.5 billion in 2026, reflecting the increase in remuneration in recent years and, over the long term, projects an expansion of shareholder returns in line with cash flow growth.

Shareholders Remuneration
(R$ Mln)
IoC
Dividends
Buyback
Guidance 2026
2,910
1,310
1,600
3,500
2,050
1,450
4,748
748
1,790
2,210
5,300 - 5,500
Guidance
790
2023
2024
2025
6M26

Description	2023	2024	2025	2Q26
Dividend Yield (%)	6.7	10.0	9.3	1.5
Payout (%)	83	87	139	131

CAPITAL MARKETS

TIM S.A.'s shares are traded on B3 S.A. – Brasil, Bolsa, Balcão ("B3"), under the ticker TIMS3, and its ADRs are traded on the New York Stock Exchange ("NYSE"), under the ticker TIMB.

Description	2Q26	2025	% YoY
TIMS3 Share Price (R$)*	21.87	21.34	2.5%
TIMB Share Price (US$)*	21.42	19.51	9.8%
Number of Shares Outstanding	2,392,125,889	2,392,125,889	-
Number of Treasury Shares	3,457,567	3,457,567	-
Earnings per Share (EPS)	0.43	1.82	n.a.
Price-to-Earnings (P/E)	50.5	11.8	n.a.

* Source: TIM S.A.'s Investor Relations website: Shares

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INCOME (LOSS) IN THE SECOND QUARTER OF 2026

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

2Q26 ESG Highlights

- For the second consecutive year, TIM received the highest possible "A" rating in the CDP Supplier Engagement Assessment (SEA) for its supplier engagement actions. Since 2022, the Company has been assessing the ESG maturity of its value chain, aligning this analysis with its business strategy. This recognition is also the result of the initiatives carried out under the Sustainable Procurement Program, which aims to strengthen sustainability practices among suppliers.

- TIM was awarded the Gender and Racial Equality Seal (7th edition), granted by Brazil's Ministry of Women to companies that demonstrate practices aimed at equal opportunities for men and women and the promotion of racial equity in the corporate environment. The Company reaffirms its commitment to diversity, equity, and inclusion, by setting targets and developing initiatives that strengthen an inclusive culture and promote the value of diversity.

- More than 400 women joined Elas Fazem STEM, a TIM initiative aimed at strengthening female participation in Science, Technology, Engineering, and Mathematics (STEM). Developed in partnership with CMI Business Transformation, Mulheres Positivas, and Pragma Brasil, the program offers a development journey consisting of masterclasses, mentoring sessions, and a community for sharing experiences. The initiative seeks to expand opportunities for growth, connection, and leadership for women in technology.

- In April, Instituto TIM, in partnership with Gerando Falcões, announced the 10 organizations selected in the second edition of the Fortalecendo Redes call for proposals. With a total allocation of R$ 1 million to leverage social impact projects, the funds were distributed among civil society organizations that are part of the Gerando Falcões Network and work in technology education, social innovation, and territorial empowerment. Each selected organization will receive up to R$ 100,000.

- As part of the World Recycling Day celebration (May 17), TIM reinforced its commitment to promoting the circular economy. Through its reverse logistics program and collection campaigns, environmental education initiatives, and social mobilization activities carried out in partnership with the Brazilian Association for the Recycling of Electrical and Electronic Equipment and Home Appliances (ABREE), the Company recovered 66.8 tonnes of electrical and electronic waste in 2025. In the second quarter, TIM already exceeded its target of recycling or reusing 95% of its solid waste, reaching 99.8%.

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INCOME (LOSS) IN THE SECOND QUARTER OF 2026

- TIM was selected by AXIA Energia to expand 4G connectivity across 20 hydroelectric power plants in different regions of Brazil. The deployment process, which began in the second quarter, is expected to continue through the end of 2026. The partnership will make Itumbiara Hydroelectric Power Plant, located on the border between the states of Minas Gerais and Goiás, the first 5G Hydroelectric Power Plant in Brazil. The new antennas will also provide connectivity access to approximately 478,000 people living in remote areas where the power plants are located.

- A leader in grain and cotton production in Brazil, Grupo JCN and TIM implemented a connectivity project at Fazenda São Paulo, located in the Baús region of Mato Grosso do Sul. With the deployment of a new dedicated 4G infrastructure designed to meet the needs of the agricultural operation, it will be possible to monitor activities in real time, enhancing integration among machines, systems, and teams, while also contributing to productivity gains, greater efficiency in the use of resources such as water and energy, and improved decision-making in the field.

- In line with its commitment to increasing energy efficiency, TIM ended the second quarter with 135 Distributed Generation (DG) plants in operation. With a predominance of solar plants (118), as well as 12 hydroelectric plants, two biogas plants, and three natural gas plants, DG is responsible for about 67% of the energy used by the Company. Furthermore, 100% of the electricity purchased by TIM comes from renewable sources (through the acquisition of I-RECs).

- TIM closed the second quarter with 1,890 active biosites in its network. These structures, similar to a common streetlight pole, are a solution for densifying the mobile access network (antennas/towers) with very low visual and urban impact, lower cost, and fast installation. For more than ten years, TIM has been bringing biosite technology to all regions of Brazil, investing in increasingly modern and sustainable models.

To access the quarterly ESG report, visit: Filings

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INCOME (LOSS) IN THE SECOND QUARTER OF 2026

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the international accounting standards IFRS (International Financial Reporting Standards) and in Reais (R$), in compliance with the Brazilian Corporate Law, Law No. 6,404/76. Comparisons refer to the second quarter ("2Q26") and to the first six months of 2026 ("6M26"), except where otherwise indicated.

This document may contain forward-looking statements. These are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "plans," "predicts," "projects," "aims," as well as similar words, are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, whether or not foreseen by the Company. Therefore, the Company's future operating results may differ from current expectations, and readers of this disclosure should not base their considerations exclusively on the information provided herein. Forward-looking statements reflect only the opinions as of the date on which they are made, and the Company is under no obligation to update them in light of new information or future developments.

32

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 67.48% of the share capital of TIM S.A on June 30, 2026 (67.48% on December 31, 2025).

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

On June 30, 2026, TIM holds 100% of the share capital of V8.Tech Consulting S.A. (“V8”) and 100% of the share capital of I-Systems Soluções de Infraestrutura S.A. (“I-Systems”), which was 49% held on December 31, 2025, when it was classified as an associated company, both wholly owned by the Company.

1.2. Business combination (IFRS 3/CPC 15 (R1))

1.2.1. Acquisition of I-Systems

1.2.1.1 Transaction description

On February 11, 2026, the Company’s Board of Directors approved the acquisition of the remaining 51% of the share capital of I-Systems, a company specialized in fiber optic infrastructure and neutral network. Until that date, the Company held, without controlling, 49% of the share capital of the acquired company and, with the completion of the operation, came to hold control, acquiring 100% of its share capital, reinforcing the Company’s strategy focused on broadband. After the fulfillment of the precedent conditions and applicable regulatory approvals, the transaction was completed on May 6, 2026, the date on which the Company assumed control of the acquired company.

1.2.1.2 Consideration transferred

The cash consideration paid for the acquisition of the remaining 51% was R$ 947,106.

33

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

As the Company already held a 49% interest in the share capital of I-Systems before obtaining control, the measurement of the business combination also considered the fair value of the previous interest, as shown below:

Measurement of business combination

Consideration transferred for the acquisition of the remaining 51%	947,106
Fair value of previous ownership interest	909,964
Amount considered in the business combination	1,857,070

Acquisition of I-Systems, net of acquired cash

Payment in the acquisition of I-Systems	947,106
Cash acquired	(29,679)
Payment in the acquisition of I-Systems, net of acquired cash	917,427

Due to the acquisition of control, the previously held interest was remeasured to fair value at the acquisition date, in accordance with CPC 15 (R1)/IFRS 3. The amount found from the remeasurement of the previously held 49% was compared to the book investment on April 30, 2026, and the difference was recognized as a net loss of R$ 56,311 in the result for the period, under the group of other operating revenues/(expenses) (see note 29).

1.2.1.3 Assets acquired and liabilities assumed

Management used the financial information available as of April 30, 2026, as the basis for the preliminary measurement of the identifiable assets acquired and liabilities assumed from I-Systems in the acquisition completed on May 6, 2026. The fair value assessment of these assets and liabilities is still in progress and, therefore, the recorded amounts are provisional. Consequently, the difference between the consideration transferred plus the fair value of the previously held interest, and the identifiable net assets of the acquired company was provisionally recognized as goodwill. These amounts may be adjusted as new information about facts and circumstances existing at the acquisition date becomes available, subject to a maximum period of 12 months from the acquisition date.

The assets acquired and liabilities assumed related to the acquisition of I-Systems (net assets) by the Company on April 30, 2026, as well as its impacts on the consolidated income or loss, are summarized below.

34

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Assets	Amounts recognized on acquisition

Cash and cash equivalents	29,680
Marketable securities	82,391
Trade accounts receivable	14,081
Recoverable taxes	18,158
Prepaid expenses	32,486
Judicial deposits	18,447
Other assets	9,492
Property, plant and equipment	1,514,725
Intangible assets	43,588

Total assets	1,763,048
Liabilities
Suppliers	88,313
Loans and financing	565,597
Labor obligations	13,724
Taxes payable	46,547
Deferred revenues	57,522
Provision for contingencies	5,278
Total liabilities	776,981

Total identifiable net assets	986,067

Due to the intercompany nature of I-Systems’ revenues, substantially generated with TIM and eliminated in consolidation, the revenue amounts of the acquired company did not produce significant effects on the consolidated financial statements, both in the period between the acquisition date and June 30, 2026, and considering that the acquisition had occurred on January 1, 2026.

1.2.1.4 Provisional goodwill due to expected future profitability

The provisional goodwill resulting from the acquisition was determined as follows:

Consideration transferred	947,106
Fair value of the previously held interest	909,964
Total considered in the business combination	1,857,070
(-) Net assets of I-Systems on April 30, 2026	(986,067)

Provisional goodwill recognized	871,003

The goodwill was provisionally recognized, considering that the PPA report is in progress and such goodwill is mainly related to the expected operational synergies with the Group’s existing businesses, the strengthening of TIM’s role in telecommunications infrastructure, and the acquisition of full control of I-Systems. Goodwill, upon completion of the PPA report, will be allocated on a consolidated basis, as the assets acquired and liabilities assumed bring benefits to the business as a whole.

35

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

1.2.2 Acquisition of V8. Tech

1.2.2.1 Transaction description

On November 26, 2025, the Company’s Board of Directors approved the acquisition of 100% of the share capital of V8 Consulting S.A. (“V8.Tech” or “acquiree”), a technology company founded in 2014, specialized in the integration of digital solutions and managed services, with additional variable payments (earn-outs) expected. The operation, aligned with TIM’s strategy to strengthen the B2B segment, was subject to the fulfillment of precedent conditions, including approval by CADE on December 19, 2025, and the fulfillment of other conditions. The closing of the acquisition by TIM took place on January 30, 2026, from which date the Company gained control of the acquired entity.

1.2.2.2 Consideration transferred

The consideration transferred for the acquisition was composed as follows:

Components of the consideration

Amount paid in cash in the acquisition (i)	99,735
Contingent consideration – earn-out (ii)	39,106

Total consideration transferred	138,841

(i) After the completion of the usual price adjustments of the transaction, an initial payment of R$ 99,735 was set on the closing date, of which R$ 9,719 on remained withheld for coverage of potential future price adjustments, classified as “Other liabilities and provision”. Thus, the amount actually paid in cash on the acquisition date totaled approximately R$ 90,016, with the retained amount of R$ 9,719 fully settled later, in April 2026, adjusted for inflation to R$ 9,946 (totaling R$ 99,961 on the date of the actual payments).

(ii) The acquisition agreement provides for variable additional payments (earn-outs), conditioned on the achievement of predefined targets until 2030. At the acquisition date, the contingent consideration was measured at fair value, according to CPC 15 / IFRS 3, in the amount of R$ 39,106. Said amount was included in the total recognized consideration measured. The contingent consideration was classified as financial instruments and recorded as “Other liabilities and provision.”

1.2.2.3 Assets acquired and liabilities assumed

Management used the balance sheet as of January 31, 2026, as the basis for the transaction, the fair value of the identifiable assets acquired and liabilities assumed from V8. Tech on the date of the acquisition by TIM S.A. is being prepared and finalized according to the Price purchase allocation report and may be changed until the final conclusion, which may occur up to 12 months from the acquisition date. On this date, the preliminary analysis indicates assets and liabilities presented below:

36

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Assets	Fair value recognized on acquisition

Cash and cash equivalents	47,288
Trade accounts receivable	61,468
Recoverable taxes	9,288
Prepaid expenses	16,330
Judicial deposits	1,914
Other	130
Property, plant and equipment	12,675
Intangible assets (i)	37,367

186,460

Liabilities
Suppliers	13,496
Loans and financing	66,280
Lease liabilities	2,089
Labor obligations	7,376
Taxes payable	5,228
Deferred income tax and social contribution (ii)	8,414
Deferred revenues	48,936
Other liabilities	2,173
153,992
Total net identifiable assets at fair value	32,468

(i) It mainly includes intangible assets identified in the business combination – Customer relationship.

As part of the preliminary allocation of the purchase price, the intangible asset Customer relationship was identified and recognized separately from Goodwill, in the amount of R$ 30,551. Its evaluation was based on assumptions and projections adopted by the Company’s Management in the V8 Business Enterprise Valuation (BEV), with an estimated remaining useful life of 12.92 years, which was used to determine the purchase price of the transaction.

(ii) It mainly represents the deferred income tax and social contribution liability established due to the recognition of the intangible assets of Customer relationship at fair value on the acquisition date, calculated based on the current rates, totaling R$ 10,387.

The assets acquired and liabilities assumed at fair value related to the acquisition of V8 (net assets) by TIM on the acquisition date, as well as the impacts on the Company’s consolidated income or loss, are summarized below.

Net assets of V8. Tech on January 31, 2026	12,304
Surplus – Customer relationship	30,551
Deferred liability on surplus - Customer relationship	(10,387)
Net identifiable assets at fair value	32,468

37

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Contribution to the net revenue Group as of the date of acquisition	102,490

1.2.2.4 Goodwill due to expected future profitability

The goodwill resulting from the acquisition was determined as follows:

Consideration transferred	138,841
(-) Net assets at fair value of V8. Tech on January 31, 2026	(12,304)
(-) Surplus - Customer relationship	(30,551)
Deferred liability on surplus - customer relationship	10,387

Goodwill recognized	106,373

The recognized goodwill mainly arises from the expected operational synergies with the Group’s existing businesses, the expansion of the customer base and the B2B solutions portfolio, as well as the specialized workforce and technical knowledge of the acquired company. Goodwill is allocated on a consolidated basis as the assets acquired and liabilities assumed bring benefits to the business as a whole.

2.	Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared and is being presented according to the accounting practices adopted in Brazil, which comprise the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its financial statements. Accordingly, relevant information of the quarterly information is being evidenced and corresponds to the information used by management when administrating.

The material accounting policies applied in the preparation of this quarterly information are below and/or presented in its respective notes. Those policies were consistently applied in the periods presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis, except regarding the derivative financial instruments that were measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

38

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

In connection with the preparation of this quarterly information, Management concluded that there is no evidence of uncertainties about the Company’s going concern. Therefore, the quarterly information was prepared based on the going concern assumption.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. The IFRS do not require the presentation of this statement. Consequently, according to IFRS, this statement is presented as supplementary information, without prejudice to the set of quarterly information.

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b. Functional and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the functional currency of the Company, subsidiary and associated company.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Company’s strategy is focused on optimizing results. Although there are diverse operating activities, decision makers understand that the Company and its subsidiaries represent only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

39

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

If the Group loses control exercised over a subsidiary, the corresponding assets (including any goodwill) and liabilities of the subsidiary are written-off at their book values on the date the control is lost, and the write-off of the book value of any non-controlling interests on the date when control is lost (including any components of other comprehensive income attributed to them) also occurs. Any difference resulting as gain or loss is accounted for in the income statement. Any investment held is recognized at its fair value on the date control is lost.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

The Company’s consolidation basis on June 30, 2026, includes the wholly-owned subsidiaries V8 and I-System (100% equity interest), acquired on January 30 and May 6, 2026, respectively.

e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. Costs directly attributable to the acquisition are accounted for as expense when incurred.

On acquiring a business, the Company assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be a liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Company that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the goodwill associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

As of June 30, 2026, Management assessed the existence of indicators of impairment loss on assets and concluded that there is no evidence to justify the recognition of an impairment provision on that date.

40

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

f.	Approval of quarterly information

This individual and consolidated quarterly information was approved by the Company's Board of Directors on July 27, 2026.

g.	New standards, amendments and interpretations of standards

g.1 The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended June 30, 2026.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the International Accounting Standards Board (IASB) issued amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments, which introduce relevant modifications to the classification, measurement, and disclosure requirements of financial instruments. In line with these changes, the Accounting Pronouncement Committee - CPC should incorporate the changes through future revisions of the CPC 48 – Financial Instruments and CPC 40 (R1) – Financial Instruments: Evidencing

The main changes introduced are as follows:

• A clarification that a financial liability is written off on the “settlement date” and the introduction of an accounting policy option (when certain conditions are met) to write off financial liabilities settled through an electronic payment system before the settlement date.

• Additional guidance on how contractual cash flows from financial assets with environmental, social and corporate governance (ESG) and similar characteristics should be evaluated.

• Clarifications on what constitutes “non-recourse characteristics” and what are the characteristics of contractually binding instruments.

• Introduction of new disclosure requirements for financial instruments with contingent characteristics and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income (OCI).

The amendments are applicable for annual periods beginning on or after January 1, 2026, with early adoption allowed only for the classification of financial assets and the related disclosures.

The Company assessed and did not identify any impact on its quarterly information.

Annual Improvements to IFRS Standards – Volume 11

In July 2024, the IASB issued nine narrow-scope amendments as part of its periodic maintenance of the IFRS standards. The amendments include clarifications, simplifications, corrections, or modifications intended to improve the consistency of the following standards: IFRS 1 – First-time Adoption of International Financial Reporting Standards (equivalent to CPC 37 (R1) – First-time Adoption of International Accounting Standards), IFRS 7 – Financial Instruments: Disclosure (equivalent to CPC 40 (R1) – Financial Instruments: Disclosure) and its Guidance for the Implementation of IFRS 7, IFRS 9 – Financial Instruments (equivalent to CPC 48 – Financial

41

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Instruments), IFRS 10 – Consolidated Financial Statements (equivalent to CPC 36 (R3) – Consolidated Statements) and IAS 7 – Statement of Cash Flow (equivalent to CPC 03 (R2) – Statement of Cash Flow).

In line with these updates, the Accounting Pronouncement Committee - CPC should reflect such changes in future revisions of the corresponding technical pronouncements. The amendments will be effective for reporting periods starting on or after January 1, 2026. Early adoption is permitted, which must be disclosed.

The Company assessed and did not identify any impact on its quarterly information.

g.2 The following new standards were issued by the Accounting Pronouncement Committee (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on June 30, 2026. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they come into force.

IFRS 18 (equivalent to CPC 51): Presentation and disclosure of financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements). IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Moreover, entities are required to classify all revenues and expenses within the statement of income in one of five categories: operating, investment, financing, income taxes and discontinued operations, of which the first three are new. This restructuring implies the reallocation of items previously presented as financial income (loss), according to the new definitions.

The standard also requires the disclosure of performance measures defined by management, subtotals of revenues and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified “functions” of the primary financial statements (PFS) and notes.

Furthermore, restricted scope amendments were made to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows), which include changing the starting point for determining cash flows from operations using the indirect method, from “income or loss for the period” to “operating income or loss” and removing the option to classify cash flows from dividends and interest. In addition, there are consequent amendments in several other standards.

Goodwill will be presented separately in the financial statements, in accordance with the new presentation requirements introduced by IFRS 18. And there are additional requirements regarding the aggregation/disaggregation of balances according to nature for the financial statements as a whole.

In summary, the expected effects on the Company focus on the presentation and transparency of information, with no impact on net profit or shareholders’ equity, but with a need to adjust the notes and internal systems for the classification of transactions according to the new categories.

New standard IFRS 20 – Regulatory Assets and Liabilities

In May 2026, the IASB issued IFRS 20 Rate-regulated Activities, which sets out the requirements for the recognition, measurement, presentation, and disclosure of regulatory assets, regulatory liabilities, regulatory revenues, and regulatory expenses related to activities subject to rate regulation. The standard introduces requirements that will result in disclosures that supplement those already provided by an entity when applying international accounting standards, such as IFRS 15, Revenue from Contracts with Customers, and will replace IFRS 14, Regulatory Deferral Accounts.

42

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

IFRS 20 becomes effective for the years beginning on or after January 1, 2029 and early adoption is allowed.

Management is evaluating the impacts of adopting the new standard on the Company’s financial statements. Considering the current nature of the Company’s operations and the regulatory environment applicable to the telecommunications sector in Brazil, no significant impact is preliminarily expected from the adoption of IFRS 20. However, the assessment of the accounting effects and the required disclosures is underway.

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, resulting accounting estimates are seldom equal to the respective actual income (loss). The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 23).

(b)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 36).

(c)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 27).

(d)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(e)       Business combination

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. Costs directly attributable to the acquisition are accounted for as expense when incurred. For further information, see Notes 1.2. and 2.e.

4.	Cash and cash equivalents

Cash and cash equivalents are financial assets measured at amortized cost or at fair value through profit or loss, respectively.

Company’s Management classifies its financial assets upon initial recognition.

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Cash and banks	33,151	85,873	33,246
Free availability financial investments cash and cash equivalents:
CDB’s / Repurchases	2,523,871	3,524,451	2,644,138
	2,557,022	3,610,324	2,677,384

Bank certificates of deposit (“CDBs”) are nominative securities issued by banks and sold to the public as a form of fund raising. These securities can be traded during the contracted term, at any time, which gives them high liquidity, their adjustment is linked to the percentage of the Interbank Deposit Certificate (CDI), there is no risk of significant impairment in their value and they are used to fulfill the Company’s short-term obligations.

The average remuneration in the period ended June 30, 2026 related to the Free availability financial investments was 100.72% p.a. in the Parent Company (100.64% on December 31, 2025) and 100.64% p.a. in the Consolidated, of variation of the Interbank Deposit Certificate - CDI.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	Parent company		Consolidated
	06/2026	12/2025	06/2026

FUNCINE(i)	29,561	26,339	29,561
Fundo Soberano(ii)	2,005	1,518	2,005
FIC: (iv)
Government bonds (a)	1,166,219	1,609,536	1,175,064
CDB (b)	1,291	3,583	2,086
Financial bills (c)	338,976	343,824	346,807
Other (d)	331,100	315,855	331,128
	1,869,152	2,300,655	1,886,651

Current portion	(1,839,591)	(2,274,316)	(1,852,469)
Non-current portion	29,561	26,339	34,182

(i) Since 2017, the Company, with the aim of supporting the National Film Industry Financing Fund, as well as using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration for the period ended June 30, 2026 was 0.13% p.a. (0.17% p.a. on December 31, 2025).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration of FICs in the period ended June 30, 2026 was 99.28% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.30% p.a. on December 31, 2025).

(iii) It is represented by non-exclusive Investment funds in units.

(iv) The Company and its subsidiaries invest in exclusive FICs (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs on June 30, 2026 was 101.53% p.a. in the parent company and 101.48% in the consolidated, of the variation of the Interbank Deposit Certificate - CDI (101.99% p.a. on December 31, 2025).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) CDBs are securities issued by banks with the commitment of buyback by the bank itself, having their correction linked to the percentage of the Interbank Deposit Certificate (CDI).

(c) The Financial bills is a fix income tittle emitted by financial institutions.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a decrease in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on June 30, 2026 and December 31, 2025.

Amounts expected to be received in more than 12 months are classified as long-term.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58 % p.m. on December 31, 2025).

	Parent Company		Consolidated
	06/2026	12/2025	06/2026
Trade accounts receivable	5,196,414	5,039,083	5,264,076

Gross accounts receivable	5,946,763	5,741,906	6,015,170

Billed services	2,911,017	2,695,504	2,938,867
Unbilled services	1,568,984	1,418,994	1,604,666
Network use (interconnexion)	894,050	997,297	898,926
Sale of goods	550,466	603,882	550,466
Contractual assets (Note 22)	21,916	25,898	21,916
Other accounts receivable	330	331	329

Provision for expected credit losses	(750,349)	(702,823)	(751,094)

Current portion	(4,898,046)	(4,901,777)	(4,958,884)
Non-current portion	298,368	137,306	305,192

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	Parent Company		Consolidated
	06/2026	12/2025	06/2026
	(6 months)	(12 months)	(6 months)

Opening balance	702,823	670,569	702,823
Balance of acquired company (Note 1.2)	-	-	751
Supplement to expected losses	490,194	765,783	489,649
Write-offs of provision	(442,668)	(733,529)	(442,129)
Closing balance	750,349	702,823	751,094

The aging of accounts receivable is as follows:

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Total	5,946,763	5,741,906	6,015,170

Falling due	4,236,898	4,239,134	4,299,835
Overdue up to 30 days	488,438	428,654	491,247
Overdue up to 60 days	188,527	139,462	188,871
Overdue up to 90 days	146,079	127,781	146,681
Overdue up to 120 days	150,969	121,913	151,009
Overdue >120 days	735,852	684,962	737,527

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Total inventory	427,507	357,204	427,507

Inventories	450,134	376,768	450,134
Cell phones and tablets	326,654	269,596	326,654
Accessories and prepaid cards	93,173	88,601	93,173
TIM chips	30,307	18,571	30,307

Losses on adjustment to realizable value	(22,627)	(19,564)	(22,627)

8.	Income tax and social contribution
8.a	Income tax and social contribution payable
	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Income tax and social contribution payable	316,946	327,184	317,590

Income tax	244,745	256,914	245,174
Social contribution	72,201	70,270	72,416

Current portion	(30,379)	(68,769)	(31,023)
Non-current portion	286,567	258,415	286,567

In 2025, the Company recognized IRPJ credits amounting to R$ 81 million, resulting from the success in a lawsuit that discussed the limitation on the calculation of tax incentives, with the amount of R$ 54 million offset by June 30, 2026. Additionally, as a result of this decision, the tax loss base was recomposed of R$ 224 million, which was fully used on December 31, 2025.

The Company has balances to offset of IRPJ and CSLL amounting to R$ 224 million on June 30, 2026 (R$ 220 million on December 31, 2025) resulting from overpayment in prior periods for which refund processes are underway.

In the first semester of 2026, the Company made an advance through deposits in Banco do Nordeste, totaling R$ 22 million (R$ 31 million as of December 31, 2025), with the objective of using the reinvestment tax incentive, which allocates a portion of the IRPJ due to a specific deposit, in accordance with article 668 of RIR/2018.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2026, the Company has chosen to make the quarterly payment of income tax and social contribution.

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Income tax and social contribution payable	181,114	181,497	181,114

Income tax	86,561	76,518	86,561
Social contribution	94,553	104,979	94,553

Current portion	(149,053)	(162,102)	(149,053)
Non-current portion	32,061	19,395	32,061

8.c Deferred income tax and social contribution

Deferred income tax and social contribution are recognized regarding the (1) accumulated tax losses and negative bases of social contribution and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only according to the profitable track record and/or when based on the annual forecasts prepared by the Company.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

On June 30, 2026 and December 31, 2025, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The amounts recorded are as follows:

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Tax loss carryforwards and negative basis of social contribution	-	-	1,294
Temporary differences:
Provision for legal and administrative proceedings	541,493	515,324	541,493
Provision for expected credit losses	253,222	236,537	253,476
Taxes with enforceability suspended(i)	1,641,556	1,553,124	1,641,556
Derivative financial instruments	(104,328)	(118,647)	(104,328)
Capitalized interest - 4G and 5G	(193,972)	(211,522)	(193,972)
Adjustments to standard IFRS 16 (ii)	911,834	826,882	911,926
Accelerated depreciation (iii)	(1,042,341)	(1,035,883)	(1,042,341)
Fair value adjustment I–Systems (former FiberCo) (iv)	-	(249,477)	-
Impairment loss (v)	159,973	192,507	159,973
Amortized goodwill – Cozani	(622,771)	(544,596)	(622,771)
Other assets	238,304	273,245	239,682
Other liabilities	(66,989)	(81,890)	(77,328)
	1,715,981	1,355,604	1,708,660

Deferred active tax portion	3,746,382	3,597,619	3,749,400
Portion of deferred tax liability	(2,030,401)	(2,242,015)	(2,040,740)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020-2026 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020 and 2026 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See note 21 for details.

(ii) Represents the effect of deferred income tax and social contribution on lease contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting (interest and depreciation) and tax expense (provision of service), under the terms of the current legislation. Amortization occurs on a straight-line basis according to the execution of the contract over time.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017.

(iv) Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda.

(v) Represents the deferred charges recorded, referring to the impairment of tangible assets recognized by Cozani before its acquisition in April 2022, which has been depreciated over the estimated useful life of the asset.

The Company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its temporary differences.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

8.d Expenses with current and deferred income tax and social contribution

	Parent Company		Consolidated
	06/2026	06/2025	06/2026
Current income tax and social contribution taxes
Income tax for the period	(484,155)	(359,133)	(484,155)
Social contribution for the period	(183,073)	(139,382)	(183,073)
Tax incentive – SUDENE/SUDAM(i)	225,232	209,582	225,232
	(441,996)	(288,933)	(441,996)
Deferred income tax and social contribution
Deferred income tax	81,544	139,782	82,348
Deferred social contribution	29,356	54,689	29,645
	110,900	194,471	111,993
	(331,096)	(94,462)	(330,003)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	Parent Company		Consolidated
	06/2026	06/2025	06/2026

Profit before income tax and social contribution	2,117,760	1,867,470	2,116,667
Combined tax rate	34%	34%	34%
Income tax and social contribution at the combined statutory rates	(720,038)	(634,940)	(719,667)
(Additions) / exclusions:
Equity in earnings	(29,118)	(17,806)	(15,209)
Permanent additions, exclusions:
Non-taxable revenues	22,541	6,685	22,541
Non-deductible expenses for tax purposes	(26,478)	(10,491)	(26,478)
Tax incentive – SUDENE/SUDAM (i)	225,232	209,582	225,232
Tax benefit related to interest on shareholders’ equity allocated	268,600	336,600	268,600
Temporary difference with a permanent nature	(74,717)		(74,717)
Other amounts	2,882	15,908	(10,305)
	388,942	540,478	389,664

Income tax and social contribution recorded in the income (loss) for the period	(331,096)	(94,462)	(330,003)
Effective rate	-15.63%	-5.06%	-15.59%

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(i)	As mentioned in Note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

The Company considered the amendments to IAS 12 (equivalent to CPC 32 – Income taxes) introduced in response to the OECD Pillar Two rules. During the year 2025, the Company has not identified any significant impacts resulting from these changes. During the year 2026, the Company is beginning analyses to assess possible impacts.

9.	Taxes, fees and contributions to be recovered

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Taxes, fees and contributions to be recovered	1,955,509	2,050,592	1,982,676

ICMS(i)	1,180,139	1,255,059	1,192,463
PIS/COFINS(ii)	519,381	556,036	524,844
IRRF (Withholding income tax) on interest earning bank deposits	30,072	30,019	35,481
Recoverable ISS (iii)	109,314	109,314	109,314
Other	116,603	100,164	120,574

Current portion	(1,095,421)	(1,138,888)	(1,115,856)
Non-current portion	860,088	911,704	866,820

(i)	The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii)	The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

(iii)	The recoverable ISS comes from overpayment, and the Company has submitted an administrative refund request to the entity, in accordance with current legislation.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

10.	Prepaid expenses

	Parent company		Consolidated
	06/2026	12/2025	06/2026

Prepaid expenses	1,023,610	669,609	1,018,060
Fistel(i)	167,112	-	167,112
Advertisements not released(ii)	153,378	11,814	153,378
Rentals and reinsurance	89,035	89,791	89,223
Incremental costs for obtaining customer contracts (iii)	236,522	215,250	246,646
Prepaid contractual expenses (iv)	353,620	324,561	335,680
Other	23,943	28,193	26,021

Current portion	(662,634)	(329,362)	(649,641)
Non-current portion	360,976	340,247	368,419

(i) The Fistel rate is appropriated at the straight-line method monthly to the income (loss). As of December 31, 2026, the Company expects the balance to be fully appropriated.

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) Represent the costs of installing a neutral network deferred over the term of the contract.

11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Judicial deposits	683,837	677,150	704,606

Civil and Regulatory	264,714	262,019	266,390
Labor	60,389	58,532	60,522
Tax	262,657	254,927	281,617
Online attachment(i)	96,077	101,672	96,077

(i) Refer to legal blockages directly in the company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

53

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Civil and Regulatory

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 262,657 in the parent company and R$ 281,617 in the consolidated (R$ 254,927 on December 31, 2025), relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The restated amount of deposits regarding this discussion is R$ 46,241 (R$ 44,920 on December 31, 2025).

(b)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The restated amount of deposits regarding this discussion is R$ 31,908 (R$ 30,457 on December 31, 2025).

(c)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The restated amount of deposits regarding this discussion is R$ 14,492 (R$ 13,990 as of December 31, 2025).

(d)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The restated amount of deposits regarding this discussion is R$ 77,684 (R$ 75,553 on December 31, 2025).

54

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(e)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The restated amount of deposits regarding this discussion is R$ 49,120 (R$ 46,512 on December 31, 2025).

(f)	Charges related to cases of Jornal do Brasil that were directed to the Company. The restated amount of deposits regarding this discussion is R$ 17,726 (R$ 16,978 on December 31, 2025).

12.	Financial assets

	06/2026	12/2025

Financial assets	514,399	514,109

5G Fund (i)	329,340	338,792
Subscription warrant (ii)	185,059	175,317

Non-current portion	514,399	514,109

They are recognized at fair value on the date of acquisition or issue. Such financial assets are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial income (loss). The Company must disclose the level classification of each financial instrument. See Note 36 in the section on Financial instruments measured at fair value for details of this information.

(ii) Up to December 31, 2025, the Company made contributions in dollars, equivalent to approximately R$ 270 million in the Investment fund focused on 5G solutions “Upload Ventures Growth” (“5G Fund”), reinforcing its commitment to boosting the development of solutions based on 5G technology; thus, concluding the contributions provided for. There were no new contributions in 2026.

(ii) In April 2022, the Company entered into a partnership with EXA Serviços de Tecnologia (“EXA”) to provide digital services and entertainment to TIM’s customer base. Said partnership also provided for commission payments by EXA to TIM as a result of TIM’s customers that acquire services from this partnership, as well as TIM’s right to subscribe to shares upon payment of a consideration.

At the end of 2024, the contract with the new partnership terms was completed and TIM acquired the right to subscribe for 27% of EXA’s shares for a consideration of R$ 174 million. The value of the financial asset is recorded at fair value for R$ 185 million and accounts for 27% of the fair value of TIM’s right to participate in EXA. Starting from June 30, 2026, this right may be exercised within the next 6 months upon the fulfillment of exercise conditions and corporate approval.

The financial assets related to Fundo 5G and Subscription warrant were assessed in accordance with the applicable accounting practices, including with respect to fair value measurement, as provided for in the current accounting pronouncements.

55

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

13.	Other assets

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Other assets	314,452	326,756	325,525

Advances to employees	36,323	7,547	40,658
Advances to suppliers	13,036	61,013	13,191
Amounts receivable from TIM Brasil (Note 34)	23,035	23,183	23,035
Amounts receivable from incentivized projects	30,091	27,080	30,091
Taxes and labor contributions to offset	102,250	112,471	102,250
Fistel credits (i)	28,689	32,966	28,689
Other	81,028	62,496	87,611

Current portion	(281,908)	(297,264)	(286,399)
Non-current portion	32,544	29,492	39,126

(i)	These refer to Fistel credit amounts arising from the decrease of the customer base, which can be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.

14.	Investments

The ownership interest in associated company and subsidiary is valued using the equity accounting method.

V8.Tech

As mentioned in Note 1.2, on January 30, 2026, after the applicable precedent conditions were met, TIM S.A. completed the acquisition of 100% of the share capital of V8.Tech. With the completion of the operation, the Company now holds all the share capital of V8. Tech, a technology company specialized in the integration of digital solutions and the rendering of managed services. Thus, on June 30, 2026, V8. Tech is classified as a subsidiary of TIM S.A.

I-Systems

Until May 6, 2026, TIM S.A. still held a 49% stake in the share capital of I-Systems, classified as an associated company and accounted for using the equity method.

56

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

As described in Note 1.2, on May 6, 2026, the Company acquired the remaining 51% of the share capital of I-Systems, thereby holding 100% ownership and, consequently, control of the acquired company. From this date, I-Systems has been classified as a subsidiary and its financial information is consolidated by the Company.

The information presented below refers to the comparative period, December 31, 2025, when I-Systems was classified as an associated company.

12/2025
Assets	1,895,545

Current and non-current assets	254,727
Tangible and intangible assets	1,640,818

Liabilities and shareholders’ equity	1,895,545
Current and non-current liabilities	736,516
Shareholders' equity	1,159,029

Company’s proportional interest	49%

Adjustment to fair value	733,757
Investment cost	526,729
Investment value (Note 14.b)	1,260,486

12/2025

Net loss for the year	(220,000)
Company’s proportional interest	49%
Company’s interest in the associated company’s income (loss)	(107,800)

57

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

a)	Interest in associated company and subsidiary

	Associated company		Subsidiaries		Total
	June 2026 I-Systems (up to 04/30/2026)	Dec 2025 I-Systems	06/2026 V8 Tech	Jun 2026 I-Systems	06/2026	12/2025

Number of total shares	1,794,287,995	1,794,287,995	24,108,004	1,794,287,995	-	-

Interest in total capital	49%	49%	100%	100%	-	-

Shareholders’ equity	986,067	1,159,029	10,746	945,556	-	-

Loss for the period/year	(81,029)	(220,000)	(1,048)	(40,510)	-	-
Equity in earnings and amortization of surplus	(44,733)	(107,800)	(1,048)	(40,510)	(86,291)	(107,800)
Goodwill on acquisition	-	-	106,373	871,003		-

Investment value	-	1,260,486	137,793	1,816,560	1,954,353	1,260,486

b)	Investment changes

Associated company

I-Systems

Balance of investment on December 31, 2025	1,260,486
Equity in earnings until April 2026 (i)	(44,733)
Tax effects of the previously held equity interest	(249,478)
Net loss on revaluation of the fair value of the previous ownership interest before the acquisition of control	(56,311)
Write-off of investment on April 30, 2026	(909,964)
Balance of investment in associated company on June 30, 2026	-

(i) The equity in earnings refers to the period during which I-Systems was classified as an associated company, from January to April 2026. Since May 6, 2026, the results of I-Systems have been consolidated in the Company’s financial statements.

58

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Subsidiaries

	I-Systems (iii)	V8 Tech	Total

Balance of investment on December 31, 2025	-	-	-
Net identifiable assets (Note 1.2.)	986,067	32,468	1,018,535
Goodwill in the acquisition of the subsidiary	871,003	106,373	977,376
Equity in earnings after acquisition (ii)	(40,510)	(397)	(40,907)
Amortization of surplus identified in PPA	-	(651)	(651)
Balances of investments on June 30, 2026	1,816,560	137,793	1,954,353

(ii) The results of the subsidiaries are recognized from their respective acquisition and control dates, January 30, 2026, for V8. Tech and May 6, 2026, for I-Systems.

(iii) The Company is in the process of analyzing the PPA report on the fair value of identifiable assets acquired and liabilities assumed.

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On June 30, 2026 and December 31, 2025, the Company has no indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs, the interest incurred by the restatement of provision in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement” and they are classified as financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

59

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

•	Changes in property, plant and equipment

	Balance in December 2025	Additions	Write-offs	Transfers	Balance in June 2026

Total cost of property, plant and equipment, gross	81,065,436	2,758,669	(837,005)	-	82,987,100
Commutation/transmission equipment	43,475,500	-	(23,488)	1,242,488	44,694,500
Fiber optic cables	798,737	-	(6)	3,434	802,165
Leased handsets	4,416,452	494	(11,678)	103,611	4,508,879
Infrastructure	8,229,503	-	(405,208)	(1,538,244)	6,286,051
Informatics assets	1,812,200	-	(1,567)	3,853	1,814,486
General use assets	1,099,787	-	(4,845)	26,953	1,121,895
Right-of-use in leases (i)	20,590,990	1,374,026	(389,387)	1,625,823	23,201,452
Land	37,986	-	(295)	-	37,691
Construction in progress	604,281	1,384,149	(531)	(1,467,918)	519,981

Total accumulated depreciation	(57,893,985)	(2,544,752)	230,761	-	(60,207,976)
Commutation/transmission equipment	(33,627,838)	(1,360,404)	22,748	-	(34,965,494)
Fiber optic cables	(731,460)	(11,723)	6	-	(743,177)
Leased handsets	(4,143,697)	(108,723)	10,105	-	(4,242,315)
Infrastructure	(5,999,593)	(133,907)	192,408	763,144	(5,177,948)
Informatics assets	(1,770,420)	(10,201)	1,457	-	(1,779,164)
General use assets	(853,779)	(24,969)	4,037	-	(874,711)
Right-of-use in leases (i)	(10,767,198)	(894,825)	-	(763,144)	(12,425,167)
Total property, plant and equipment, net	23,171,451	213,917	(606,244)	-	22,779,124
Commutation/transmission equipment	9,847,662	(1,360,404)	(740)	1,242,488	9,729,006
Fiber optic cables	67,277	(11,723)	-	3,434	58,988
Leased handsets	272,755	(108,229)	(1,573)	103,611	266,564
Infrastructure	2,229,910	(133,907)	(212,800)	(775,100)	1,108,103
Informatics assets	41,780	(10,201)	(110)	3,853	35,322
General use assets	246,008	(24,969)	(808)	26,953	247,184
Right-of-use in leases (i)	9,823,792	479,201	(389,387)	862,679	10,776,285
Land	37,986	-	(295)	-	37,691
Construction in progress	604,281	1,384,149	(531)	(1,467,918)	519,981

60

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in December 2025	Additions / depreciation	Write-offs	Transfers	Acquisitions of subsidiaries	Balance in June 2026

Total cost of property, plant and equipment, gross	81,065,436	2,797,512	(838,732)	-	3,298,484	86,322,700
Commutation/transmission equipment	43,475,500	38,825	(23,488)	1,242,488	2,488,185	47,221,510
Fiber optic cables	798,737	-	(6)	3,434	407,875	1,210,040
Leased handsets	4,416,452	494	(11,678)	103,611	18,316	4,527,195
Infrastructure	8,229,503	-	(405,208)	(1,538,244)	361,009	6,647,060
Informatics assets	1,812,200	-	(1,567)	3,853	6,526	1,821,012
General use assets	1,099,787	18	(4,845)	26,953	12,680	1,134,593
Right-of-use in leases	20,590,990	1,374,026	(391,114)	1,625,823	3,893	23,203,618
Land	37,986	-	(295)	-	-	37,691
Construction in progress	604,281	1,384,149	(531)	(1,467,918)	-	519,981

Total accumulated depreciation	(57,893,985)	(2,612,003)	230,761	-	(1,771,084)	(62,046,311)
Commutation/transmission equipment	(33,627,838)	(1,429,353)	22,748	-	(1,363,407)	(36,397,850)
Fiber optic cables	(731,460)	(18,494)	6	-	(144,308)	(894,256)
Leased handsets	(4,143,697)	(110,817)	10,105	-	(8,119)	(4,252,528)
Infrastructure	(5,999,593)	(123,005)	192,408	763,144	(237,457)	(5,404,503)
Informatics assets	(1,770,420)	(10,322)	1,457	-	(5,566)	(1,784,851)
General use assets	(853,779)	(25,187)	4,037	-	(10,294)	(885,223)
Right-of-use in leases	(10,767,198)	(894,825)	-	(763,144)	(1,933)	(12,427,100)
Total property, plant and equipment, net	23,171,451	185,509	(607,971)	-	1,527,400	24,276,389
Commutation/transmission equipment	9,847,662	(1,390,528)	(740)	1,242,488	1,124,778	10,823,660
Fiber optic cables	67,277	(18,494)	-	3,434	263,567	315,784
Leased handsets	272,755	(110,323)	(1,573)	103,611	10,197	274,667
Infrastructure	2,229,910	(123,005)	(212,800)	(775,100)	123,552	1,242,557
Informatics assets	41,780	(10,322)	(110)	3,853	960	36,161
General use assets	246,008	(25,169)	(808)	26,953	2,386	249,370
Right-of-use in leases	9,823,792	479,201	(391,114)	862,679	1,960	10,776,518
Land	37,986	-	(295)	-	-	37,691
Construction in progress	604,281	1,384,149	(531)	(1,467,918)	-	519,981

(i) As described in Note 17, the Company entered into a strategic agreement with American Tower do Brasil (“ATC”) in March 2026, which covered the entire portfolio that comprises the relationship between TIM and ATC. Such agreement led to remeasurement of the remaining net book value amounting to R$ 862,679, which was transferred between infrastructure fixed assets and right of use of lease.

61

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in December 2024	Additions	Write-offs	Transfers	Balance in June 2025

Total cost of property, plant and equipment, gross	75,732,043	3,064,563	(163,887)	-	78,632,719
Commutation/transmission equipment	41,197,166	-	(65,909)	1,337,861	42,469,118
Fiber optic cables	791,983	-	-	2,229	794,212
Leased handsets	4,256,120	497	(19,166)	91,960	4,329,411
Infrastructure	7,925,713	-	(10,865)	197,416	8,112,264
Informatics assets	1,806,939	-	(2,052)	2,815	1,807,702
General use assets	1,047,340	-	(956)	27,200	1,073,584
Right-of-use in leases	18,028,112	1,479,747	(64,408)	-	19,443,451
Land	38,084	-	(1)	-	38,083
Construction in progress	640,586	1,584,319	(530)	(1,659,481)	564,894

Total accumulated depreciation	(52,916,715)	(2,562,716)	92,887	-	(55,386,544)
Commutation/transmission equipment	(30,962,551)	(1,378,567)	63,561	-	(32,277,557)
Fiber optic cables	(705,143)	(13,674)	-	-	(718,817)
Leased handsets	(3,956,664)	(113,453)	16,606	-	(4,053,511)
Infrastructure	(5,660,027)	(179,095)	9,996	-	(5,829,126)
Informatics assets	(1,748,687)	(14,373)	2,052	-	(1,761,008)
General use assets	(803,591)	(25,745)	672	-	(828,664)
Right-of-use in leases	(9,080,052)	(837,809)	-	-	(9,917,861)
Total property, plant and equipment, net	22,815,328	501,847	(71,000)	-	23,246,175
Commutation/transmission equipment	10,234,615	(1,378,567)	(2,348)	1,337,861	10,191,561
Fiber optic cables	86,840	(13,674)	-	2,229	75,395
Leased handsets	299,456	(112,956)	(2,560)	91,960	275,900
Infrastructure	2,265,686	(179,095)	(869)	197,416	2,283,138
Informatics assets	58,252	(14,373)	-	2,815	46,694
General use assets	243,749	(25,745)	(284)	27,200	244,920
Right-of-use in leases	8,948,060	641,938	(64,408)	-	9,525,590
Land	38,084	-	(1)	-	38,083
Construction in progress	640,586	1,584,319	(530)	(1,659,481)	564,894

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. Since the capitalization criteria set forth in IAS 23/CPC 20 were not met, the costs of loans are classified as financial expenses in the period in which they are incurred.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS 16/CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

62

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Parent Company
Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances on December 31, 2025	4,997,432	1,318,237	2,011,672	1,496,451	9,823,792
Additions (i)	901,164	202,175	190,774	79,913	1,374,026
Transfers (ii)	862,679	-		-	862,679
Remeasurement	(270,006)	(964)	(118,417)	-	(389,387)
Depreciation	(424,561)	(95,304)	(146,017)	(228,943)	(894,825)
Balances at June 30, 2026	6,066,708	1,424,144	1,938,012	1,347,421	10,776,285
Annual depreciation rates	9.43%	9.15%	8.85%	11.10%

	Consolidated
Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances on December 31, 2025	4,997,432	1,318,237	2,011,672	1,496,451	9,823,792
Balance of acquired company	-	1,960	-	-	1,960
Additions (i)	901,164	202,175	190,774	79,913	1,374,026
Transfers (ii)	862,679	-		-	862,679
Remeasurement	(270,006)	(2,691)	(118,417)	-	(391,114)
Depreciation	(424,561)	(95,304)	(146,017)	(228,943)	(894,825)
Balances at June 30, 2026	6,066,708	1,424,377	1,938,012	1,347,421	10,776,518
Annual depreciation rates	9.43%	9.15%	8.85%	11.10%

	Parent Company
Right of use in leases	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances on December 31, 2024	4,587,122	1,166,143	2,002,527	1,192,268	8,948,060
Additions (i)	608,116	264,095	139,152	468,384	1,479,747
Remeasurement	(44,879)	-	(14,352)	(5,177)	(64,408)
Depreciation	(366,110)	(87,929)	(145,456)	(238,314)	(837,809)
Balances at June 30, 2025	4,784,249	1,342,309	1,981,871	1,417,161	9,525,590
Annual depreciation rates	9.24%	9.41%	8.58%	11.99%

(i) The change in the right of use in leases includes net additions of lease incentives, totaling R$ 105 million on June 30, 2026 (R$ 28 million in the first semester of 2025).

(ii) Transfer of remaining book value due to agreement with American Tower do Brasil.

63

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

•	Depreciation rates

Annual fee %
Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	20
General use assets	10–20
Right-of-use in leases	8−12

In 2025, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

The financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, are capitalized when there is an expectation of future economic benefits and reliable measurement. Thus, the Company applies the CPC 20 standard, where loan costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are included in the cost of that asset.

Intangible assets with undefined useful lives are not amortized (e.g., goodwill in the acquisition of companies) but tested for impairment on an annual basis, individually or at cash generating unit level.

64

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(a)	Changes in intangible assets

	Parent Company
	Balance in December 2025	Additions/ Amortization	Write-offs	Transfers	Balance in June 2026

Total cost of intangible assets, gross	49,165,735	869,730	(332)	-	50,035,133
Software licenses	25,633,032	-	(82)	870,125	26,503,075
Authorizations	18,983,124	34,113	-	4,274	19,021,511
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	220,247	-	-	5,923	226,170
List of customers	253,629	-	-	-	253,629
Other assets	586,691	-	(250)	407	586,848
Intangible assets under development	376,843	835,617	-	(880,729)	331,731

Total accumulated amortization	(34,573,212)	(1,038,202)	332	-	(35,611,082)
Software licenses	(22,704,314)	(545,030)	82	-	(23,249,262)
Authorizations	(11,171,893)	(449,639)	-	-	(11,621,532)
Infrastructure right-of-use - LT Amazonas	(120,266)	(6,257)	-	-	(126,523)
List of customers	(121,301)	(16,541)	-	-	(137,842)
Other assets	(455,438)	(20,735)	250	-	(475,923)

Total intangible assets, net	14,592,523	(168,472)	-	-	14,424,051
Software licenses (c)	2,928,718	(545,030)	-	870,125	3,253,813
Authorizations (f)	7,811,231	(415,526)	-	4,274	7,399,979
Goodwill (d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	99,981	(6,257)	-	5,923	99,647
List of customers	132,328	(16,541)	-		115,787
Other assets	131,253	(20,735)	-	407	110,925
Intangible assets under development	376,843	835,617	-	(880,729)	331,731

65

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in March 2025	Additions/ Amortization	Write-offs	Transfers	Acquisitions of subsidiaries	Balance in June 2026
Total cost of intangible assets, gross	49,165,735	1,877,734	(332)	-	146,570	51,189,707
Software licenses	25,633,032	77	(82)	870,125	98,528	26,601,680
Authorizations	18,983,124	34,113	-	4,274	42,581	19,064,092
Goodwill(i)	3,112,169	977,376	-	-	555	4,090,100
Infrastructure right-of-use - LT Amazonas	220,247	-	-	5,923	-	226,170
List of customers (ii)	253,629	30,551	-	-	4,906	289,086
Other assets	586,691	-	(250)	407	-	586,848
Intangible assets under development	376,843	835,617	-	(880,729)	-	331,731
Total accumulated amortization	(34,573,212)	(1,037,603)	332	-	(96,165)	(35,706,648)
Software licenses	(22,704,314)	(542,199)	82	-	(55,088)	(23,301,519)
Authorizations	(11,171,893)	(450,482)	-	-	(37,069)	(11,659,444)
Infrastructure right-of-use - LT Amazonas	(120,266)	(6,257)	-	-	-	(126,523)
List of customers	(121,301)	(17,930)	-	-	(4,008)	(143,239)
Other assets	(455,438)	(20,735)	250	-	-	(475,923)

Total intangible assets, net	14,592,523	840,131	-	-	50,405	15,483,059
Software licenses (c)	2,928,718	(542,122)	-	870,125	43,440	3,300,161
Authorizations (f)	7,811,231	(416,369)	-	4,274	5,512	7,404,648
Goodwill (d)	3,112,169	977,376	-	-	555	4,090,100
Infrastructure right-of-use - LT Amazonas (e)	99,981	(6,257)	-	5,923	-	99,647
List of customers	132,328	12,621	-	-	898	145,847
Other assets	131,253	(20,735)	-	407	-	110,925
Intangible assets under development	376,843	835,617	-	(880,729)	-	331,731

(i) Refers to the goodwill arising from business combinations carried out in the first half of 2026, due to the acquisition of control of V8 Tech and I-System, of R$ 106,373 and R$ 871,003, respectively (see Note 1.2).

(ii) Refers to the surplus on the intangible asset ‘Customer Relationship,’ identified in the context of the business combination resulting from the acquisition of control of V8 Tech, in the net amount of R$ 30,551, already considering the amortization recognized in the period, of R$ 651.

66

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in December 2024	Additions/ Amortization	Write-offs	Transfers	Balance in June 2025

Total cost of intangible assets, gross	47,460,121	747,213	(48)	-	48,207,286
Software licenses	24,058,388	-	(1)	749,595	24,807,982
Authorizations	18,903,457	39,105	-	18,181	18,960,743
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	212,703	-	-	7,544	220,247
List of customers	253,629	-	-	-	253,629
Other assets	583,355	-	-	1,250	584,605
Intangible assets under development	336,420	708,108	(47)	(776,570)	267,911

Total accumulated amortization	(32,605,161)	(969,357)	1	-	(33,574,517)
Software licenses	(21,722,385)	(476,136)	1	-	(22,198,520)
Authorizations	(10,272,479)	(450,121)	-	-	(10,722,600)
Infrastructure right-of-use - LT Amazonas	(108,270)	(5,808)	-	-	(114,078)
List of customers	(88,219)	(16,541)	-	-	(104,760)
Other assets	(413,808)	(20,751)	-	-	(434,559)

Total intangible assets, net	14,854,960	(222,144)	(47)	-	14,632,769
Software licenses (c)	2,336,003	(476,136)	-	749,595	2,609,462
Authorizations (f)	8,630,978	(411,016)	-	18,181	8,238,143
Goodwill (d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	104,433	(5,808)	-	7,544	106,169
List of customers	165,410	(16,541)	-		148,869
Other assets	169,547	(20,751)	-	1,250	150,046
Intangible assets under development	336,420	708,108	(47)	(776,570)	267,911

The intangible assets in development represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5−25
Infrastructure right-of-use	≤5
Other assets	≤10
List of customers	8.4−13.04
Surplus from Cozani authorizations	5.66

67

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Company, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Group has the following goodwill, based on the expected future profitability on June 30, 2026 and December 31, 2025:

	06/2026	12/2025

Goodwill registered	4,090,100	3,112,169
Acquisition of I-Systems	871,003	-
Acquisition of V8. Tech	106,928	-
Acquisition of Cozani	2,636,426	2,636,426
Acquisitions of TIM Fiber SP and TIM Fiber RJ	108,172	108,172
Acquisition of “Intelig” by TIM Participações	210,015	210,015
Acquisition of minority interests in TIM Sul and TIM Nordeste	157,556	157,556

Goodwill on the acquisition of I-Systems

As mentioned in Note 1.2, on May 6, 2026, after the applicable precedent conditions were met, TIM S.A. completed the acquisition of the remaining 51% of the share capital of I-Systems, thereby gaining control of I-Systems, considering the previously held 49% interest. The goodwill was provisionally recognized, considering that the PPA report is in progress.

Goodwill on the acquisition of V8.Tech

As mentioned in Note 1.2, on January 30, 2026, after the applicable precedent conditions were met, TIM S.A. completed the acquisition of 100% of the share capital of V8.Tech. The goodwill recorded corresponds to the portion of the consideration transferred that exceeded the fair value of the identifiable net assets recognized at the acquisition date, primarily reflecting the expected future economic benefits of the business combination. At the time of acquisition, the subsidiary V8. Tech had goodwill recorded of R$ 554, related to the acquisition of Devires Tecnologia da Informação LTDA., which has already been merged.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Goodwill on the acquisition of Cozani

In April 2022, the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill totaling R$ 2,636,426, which is recorded on June 30, 2026 and December 31, 2025. Among the assets identified in the business combination process of Cozani, the Company identified a surplus value of the acquired radio frequencies amounting to R$ 3,038,951 and a customer list of R$ 253,629.

Goodwill from TIM Fiber SP and TIM Fiber RJ – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (subsequently TIM Fiber SP) and AES Communications Rio de Janeiro S.A. (subsequently TIM Fiber RJ). TIM Fiber SP and TIM Fiber RJ were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. definitively recorded goodwill arising from these companies of R$ 1,159,649.

In November 2021, the Company sold 51% of the equity interest in Fiber Co (now I-Systems), writing off R$ 1,051,477 of the previously recorded goodwill, maintaining a remaining balance of R$ 108,172.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations. The methodology and assumptions used by Management in the impairment test is summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A.

On December 31, 2025, the impairment test was performed by comparing the book value with the fair value minus the potential sale costs of the asset, as foreseen in IAS 36 / CPC 01 / IFRS 13 / CPC 46.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

On June 30, 2026 and December 31, 2025, the measurement was made based on the value of the Company’s share at the balance sheet closing date, with the fair value determined higher than the book value, which includes all tangible assets, intangible assets, and investments. Therefore, the Company has not identified any indications of impairment.

(e) Infrastructure right-of-use - LT Amazonas

In 2023, the Company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of CPC 06/IFRS 16 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, which were paid in December 2014, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019. The total amount recorded in the Company’s intangible assets is R$ 3,498 million (R$ 3,498 million as of December 31, 2025).

5G License

In 2021, TIM acquired 5G licenses in the Anatel auction, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to these licenses in the amount of R$ 2,680 million. The payment for the licenses will be made over a period from 10 to 20 years, while the related obligations had payments made between 2022 and 2024.

Furthermore, in the case of the 3.5 GHz radiofrequency licenses, as it is a qualifying asset, the Company capitalized loan costs during the implementation period. This capitalization was completed in the second quarter of 2023, with the availability of the assets for use and their transfer to authorizations. The total amount recorded in the Company’s intangible assets is R$ 4,053 million (R$ 4,053 million as of December 31, 2025).

17.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from property, plant and equipment or intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	06/2026	12/2025
LT Amazonas(i)	170,439	170,080
Sublease “resale stores” – IFRS 16 (ii)	64,040	64,166
	234,479	234,246

Current portion	(35,794)	(34,098)
Non-current portion	198,685	200,148

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

	LT Amazonas	Sublease “resale stores” – IFRS 16	Total
Nominal values	253,822	79,493	333,315
2026	17,763	14,829	32,592
2027	35,527	24,158	59,685
2028	35,527	19,943	55,470
2029	35,527	13,683	49,210
2030	35,527	6,114	41,641
>2031	93,951	766	94,717
Present value	170,439	64,040	234,479

(i) LT Amazonas

As a result of the contract signed with LT Amazonas in 2013, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short- and long-term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The amount of the Company’s subleasing revenue in the period ended June 30, 2026, is R$ 38,290 (R$ 34,181 in the same period of 2025).

Liabilities

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

LT Amazonas(i)	324,989	322,409	324,989
Leases – Network Infrastructure (ii) (a)	7,936,865	7,825,464	7,936,865
Leases - Shops & kiosks & real estate (ii)	1,667,393	1,533,853	1,667,680
Leases - Land (Network) (ii)	2,431,406	2,470,403	2,431,406
Leases – Fiber (ii)	1,487,384	1,612,739	1,487,384
Total	13,848,037	13,764,868	13,848,324

Current portion	(1,673,420)	(1,702,899)	(1,673,707)
Non-current portion	12,174,617	12,061,969	12,174,617

The amount of interest paid in the period ended June 30, 2026 related to IFRS 16 / CPC 06 (R2) was R$ 941,161 and R$ 941,360 in the parent company and consolidated, respectively (R$ 785,708 in the parent company, in same period of 2025).

In the period ended June 30, 2026, the amount of R$ 23 million (R$ 31 million in 2025) was paid, referring to fines applied related to the decommissioning process of sites.

On March 1, 2026, the Company renegotiated part of its lease agreements with ATC, aiming to simplify and unify the contractual structure and maintain consistent terms and conditions. The renegotiation resulted in an impact on the debt amounting to approximately R$ 12.3 million.

Changes to the lease liabilities are shown in note 36. The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Parent Company
	LT Amazonas	Leases – Network infrastructure	Leases - Shops & kiosks & real estate	Leases - Land (Network)	Leases – Fiber	Total
Nominal values	482,298	13,439,413	3,008,867	3,954,925	1,818,253	22,703,756
2026	33,740	892,950	189,747	268,783	295,941	1,681,161
2027	67,480	1,775,414	356,680	528,872	570,503	3,298,949
2028	67,480	1,750,738	327,535	514,095	535,480	3,195,328
2029	67,480	1,672,453	293,360	478,990	334,061	2,846,344
2030	67,480	1,519,664	252,519	424,083	76,730	2,340,476
>2031	178,638	5,828,194	1,589,026	1,740,102	5,538	9,341,498

Present value	324,989	7,936,865	1,667,393	2,431,406	1,487,384	13,848,037

	Consolidated
	LT Amazonas	Leases – Network infrastructure	Leases - Shops & kiosks & real estate	Leases - Land (Network)	Leases – Fiber	Total
Nominal values	482,298	13,439,413	3,009,170	3,954,925	1,818,253	22,704,059
2026	33,740	892,950	189,948	268,783	295,941	1,681,362
2027	67,480	1,775,414	356,782	528,872	570,503	3,299,051
2028	67,480	1,750,738	327,535	514,095	535,480	3,195,328
2029	67,480	1,672,453	293,360	478,990	334,061	2,846,344
2030	67,480	1,519,664	252,519	424,083	76,730	2,340,476
>2031	178,638	5,828,194	1,589,026	1,740,102	5,538	9,341,498

Present value	324,989	7,936,865	1,667,680	2,431,406	1,487,384	13,848,324

i) LT Amazonas

In 2013, the Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Lease

It is substantially represented by lease transactions in transmission towers, land, stores, kiosks, and fiber in the scope of IFRS 16.

(a) Sale and leaseback of Towers

The Company entered into sales agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers it owned, for an approximate amount of R$ 3 billion, accompanied by a Master Lease Agreement (MLA), with a term of 20 years, under a sale and leaseback modality. A total of 5,873 towers were transferred between 2015 and 2017, amounting to R$ 2,651,247 in sales, of which R$ 1,088,390 was recorded as deferred revenue, amortized over the contractual term (Note 22).

In March 2026, the Company entered into a strategic agreement with ATC, which covered the entire network that comprises the relationship between TIM and ATC. Such agreement modified the balances of sale and leaseback, due to the reduction of the term and usage restrictions, with simultaneous remeasurement of balances. On the other hand, the Company also has other tower lease contracts with ATC, which had an increase in terms, with remeasurement effects.

It is worth highlighting that, of the total R$ 7,936,865 (R$ 7,825,464 as of December 31, 2025) presented under “Leases – Network Infrastructure,” amounts of R$ 1,369,168 (R$ 1,630,795 as of December 31, 2025) related to Tower Sales (leaseback) and R$ 135,909 (R$ 108,588 as of December 31, 2025) related to tower leases linked to contracts with tower companies are included.

Low-value or short-term leases

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 14,726 on June 30, 2026 (R$ 14,415 in the same period of 2025).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

18.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Suppliers	4,738,660	5,138,780	4,841,524

Domestic currency	4,106,835	4,414,270	4,209,699
Suppliers of materials and services (i)	4,012,672	4,321,640	4,115,536
Interconnection (ii)	51,763	56,960	51,763
Roaming (iii)	6,547	6,391	6,547
Co-billing (iv)	35,853	29,279	35,853

Foreign currency	631,825	724,510	631,825
Suppliers of materials and services (i)	340,755	285,866	340,755
Roaming (iii)	291,070	438,644	291,070

Current portion	4,738,660	5,138,780	4,841,524

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The Company classifies financial liabilities arising from financing agreements (drawee risk) with suppliers as Accounts Payable on the balance sheet if they have a nature and function similar to accounts payable. This is the case if the financing agreement with suppliers is part of the working capital used in the normal operating cycle of the Company, the level of safety provided is similar to accounts payable, and the terms of the liabilities that are part of the supply chain financing agreement are not substantially different from the terms of accounts payable that are not part of the agreement. Cash flows related to liabilities arising from financing agreements with suppliers are included in the Operating activities of the statement of cash flow.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The company signed contracts with financial institutions as an alternative to support its suppliers so that they can anticipate their receivables on an ad hoc basis, at their sole discretion. In these operations, the suppliers transfer the right to receive the securities to a financial institution with no right of recourse, while maintaining the contractual terms. The securities assigned are advanced to suppliers at a discount rate. Once the operations have been carried out, the company will have these financial institutions as creditors of the securities assigned for the original contractual amount and term with suppliers, without any associated financial charge or benefit. The balance of accounts payable related to said operations had already been fully paid by the financial institutions to the suppliers.

On June 30, 2026, the Company has approximately R$ 122 million (R$ 591 million as of December 31, 2025) related to the drawee risk operation, as detailed below:

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Balance related to invoices included in the Agreements – suppliers paid	121,759	590,646	121,759
Balance related to invoices included in the Agreements – suppliers unpaid	-	-	-
	121,759	590,646	121,759

There were no significant non-cash changes in the book values of suppliers included in these operations.

19.	Authorizations payable

On June 30, 2026 and December 31, 2025, the Company has the following commitments with ANATEL:

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Renewal of authorizations (i)	281,105	289,241	281,105
Updated ANATEL liability (ii)	233,772	221,194	233,772
Authorizations payable (iii)	1,014,432	970,998	1,014,432
	1,529,309	1,481,433	1,529,309

Current portion	(335,063)	(321,761)	(335,063)
Non-current portion	1,194,246	1,159,672	1,194,246

76

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[9] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. As of June 30, 2026, the outstanding balances relating to the renewal of Permits were R$ 281,105 (R$ 289,241 as of December 31, 2025).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band related to authorizations of 4G permits, and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 234 million on June 30, 2026 (221 million on December 31, 2025), which is still pending trial.

(iii)	It refers to the costs in the acquisition of the 2.3 GHz, 3.5 GHz, and 26 GHz radio frequency bands for the deployment of the 5th Generation mobile telephony (“5G Auction”), where in December 2021, the Authorization Terms were signed. The total initial amount specifically for radio frequencies of R$ 884 million is subject to interest linked to the Selic rate, and the Company chose to make annual payments for a period of 20 years (having paid the first 4 installments of R$ 46, R$ 52, R$ 58, and R$ 62 million).

The authorizations payable on June 30, 2026 due in long-term is in accordance with the following schedule:

06/2026

2027	323,540
2028	71,871
2029	71,871
2030	71,871
2031	65,443
>2032	589,650
1,194,246

9 The renewal time varies according to the bid notice and extension conditions approved by the Agency.

77

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The primary authorizations held by TIM S.A. on June 30, 2026, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas, Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027		Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031	ES - April/2038	Apr 2038	Oct 2027		Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I & J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	March 2031 (900 MHz and 1800 MHz) December 2032 (900 MHz)	December/2032	Apr 2038	Oct 2027		Dec 2029	PR, SC, RS – December, 2041	Dec 2041	Dec 2031 (lots I&J) and PR, SC, RS - Dec 2041 (lot H)
São Paulo	Mar 2031	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I & J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	November 2028 (800 MHz); December 2032 (900 and 1800 MHz)	Dec 2032	Apr 2038	Oct 2027	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I & J) & Dec 2041 (lot H)
Santa Catarina	Nov 2028 (800MHz) - Dec 2032 (1800MHz)	Dec 2032	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I & J) & Dec 2041 (lot H)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	Nov 2028 (800MHz) - Dec 2032 (1800MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I & J) & Dec 2041 (lot H)
Pernambuco	November 2028 (800 MHz) – March 2031 (900 MHz and 1800 MHz) – December 2032 (1800 MHz)	-	Apr 2038	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	November 2028 (800 MHz) - March 2031 (900 MHz and 1800 MHz) - December 2032 (1800 MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

78

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Paraíba	November 2028 (800 MHz) - March 2031 (900 MHz and 1800 MHz) - December 2032 (1800 MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	November 2028 (800 MHz) – March 2031 (900 MHz and 1800 MHz) - December 2032 (1800 MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	November 2028 (800 MHz) – March 2031 (900 MHz and 1800 MHz) – December 2032 (1800 MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	Nov 2028 (800MHz) - Mar 2031 (900MHz and 1800MHz) - Dec 2032 (900 and 1800MHz)	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	Abril/2028 -March/2031 (1800 MHz)	Dec 2032	Apr 2038	Oct 2027	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I & J) & Dec 2041 (lot H)
Bahia and Sergipe	Aug 2027	-	Apr 2038	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

20.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

				Parent Company		Consolidated
Description	Currency	Charges	Maturity	06/2026	12/2025	06/2026
Debentures¹ (ii)	BRL	IPCA + 3.9182% p.a.	Jun/28	1,415,682	2,049,182	1,415,682
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov/31	302,305	329,566	302,305
BNB² (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb/28	308,273	399,975	308,274
Safra (iii)	BRL	CDI + 3.91% p.a.	Apr/28	-	-	3,916
Itaú 4131 (iii)	EUR	3.7449% p.a.	Apr/27	-	-	2,548
Santander (iii)	BRL	CDI + 3.79% p.a.	Apr/28	-	-	21,465
CEF (iii)	BRL	CDI + 2.42% p.a.	Oct/28	-	-	27,039
Debentures (iv)	BRL	CDI+2.10% p.a.	May/32			160,169
Itaú CCB (iv)	BRL	CDI + 2.45% to 2.50% p.a.	Oct/30	-	-	407,765
Total				2,026,260	2,778,723	2,649,163

Current				(950,252)	(925,626)	(1,108,956)
Non-current				1,076,008	1,853,097	1,540,207

79

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

¹ The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

² BNB interest rates already include a 15% discount for payment.

Guarantees

(i) Receivables from TIM S.A., limited to the amount of the debt;

(ii) Do not have a guarantee;

(iii) They have contractual guarantees represented by standby letters of credit (SBLC), sureties, and fiduciary assignments;

(iv) Secured by fiduciary assignment of credit receivables and funds in linked accounts.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually in June and December. The index is the Net Financial Debt on EBITDA. The Company complied with all the ratios established.

The subsidiary I-Systems has a debenture operation of R$ 160 million, maturing in May 2032 and paying CDI + 2.10% p.a., in addition to three CCBs contracted with Banco Itaú, totaling R$ 408 million, maturing in October 2030 and paying CDI plus a spread between 2.45% and 2.50% p.a.

Company’s loans and financing on June 30, 2026 due in long-term is in accordance with the following schedule:

	Nominal values
	Parent Company	Consolidated
2027	118,697	181,730
2028	795,295	925,351
2029	55,548	171,104
2030	55,548	171,104
2031	50,920	77,586
2032	-	13,332
	1,076,008	1,540,207

The nominal value of the loans and financing is consistent with their respective payment schedule.

	Nominal values
	Parent Company	Consolidated
2026	122,541	209,667
2027	946,408	1,081,019
2028	795,295	925,351
2029	55,548	171,104
2030	55,548	171,104
2031	50,920	77,586
2032	-	13,332
	2,026,260	2,649,163

80

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Fair value of loans

With regard to contracted funding: Debentures, BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on June 30, 2026 and December 31, 2025 is detailed in the table below:

	Parent Company
	06/2026	12/2025
Debentures	1,426,386	2,062,508
BNDES	303,207	330,551
BNB	309,006	400,926

21.	Taxes, fees and contributions payable

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Taxes, fees and contributions payable	5,333,461	4,888,759	5,389,853

ANATEL’s taxes and fees(i)	4,830,368	4,347,216	4,858,809
Value-added tax on sales and services - ICMS	262,486	328,376	287,662
Imposto sobre Serviço [Service tax] - ISS	63,008	62,174	63,868
PIS / COFINS	53,781	54,430	55,221
Other (ii)	123,818	96,563	124,293

Current portion	(5,300,701)	(4,855,551)	(5,326,389)
Non-current portion	32,760	33,208	63,464

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes to August 31, 2020, such as TFF, Condecine and CFRP. In the 2020 amounts, the Company made a partial payment to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021 to 2026, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

On June 30, 2026, the total value of the obligation relating to TFF is R$ 4,803 million, of which R$ 3,458 million is principal and R$ 1,345 million is interest on arrears (as of December 31, 2025, the total value of the obligation relating to TFF was R$ 4,320 million, of which R$ 3,188 million was principal and R$ 1,131 million was interest on arrears).

81

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(ii) The breakdown of this account includes the amount of R$ 67 million (R$ 62 million in December 2025) is related to IRRF on Interest on Shareholders’ Equity (JSCP) approved in June 2026.

22.	Deferred revenues

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Deferred revenues	555,526	765,711	593,227

Prepaid services(i)	71,396	130,783	71,396
Anticipated revenues	28,134	31,058	28,134
Deferred revenues on sale of towers(ii)	381,871	518,445	381,871
Contract liabilities(iii)	74,125	85,425	111,826

Current portion	(193,316)	(259,527)	(221,470)
Non-current portion	362,210	506,184	371,757

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Refers to the amount of revenues to be appropriated by the sale of the towers (Note 17), where part of the amount was realized in 2026 through the renegotiation of the contract with ATC.

(iii) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

Balances at June 30, 2026 and December 31, 2025 are as follows:

	Parent company		Consolidated
	06/2026	12/2025	06/2026

Contractual assets (Note 6)	21,916	25,898	21,916
Contractual liabilities	(74,125)	(85,425)	(111,826)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question. Furthermore, the contractual liability includes amounts related to the activation and availability fees of contracts with customers.

Summary of the main variations in the period:

82

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Contractual assets (liabilities)
	Parent Company	Consolidated

Balance on January 1, 2026	(59,527)	(59,527)
Balance of acquired company	-	(48,936)
Additions	(17,627)	(17,927)
Write-offs	24,945	36,480
Balance at June 30, 2026	(52,209)	(89,910)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

Parent Company

	2026	2027	2028
Contractual assets (liabilities)	(24,709)	(26,052)	(1,448)

Consolidated

	2026	2027	2028
Contractual assets (liabilities)	(52,864)	(31,119)	(5,927)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

23.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, social security, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

Provision for legal and administrative proceedings	1,595,600	1,559,687	1,600,123

Civil and regulatory (a)	465,124	466,726	465,140
Labor(b)	182,809	196,916	187,191
Tax(c)	947,667	896,045	947,792

The changes in the provision for judicial and administrative proceedings are summarized below:

83

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Parent Company
	12/2025	Additions, net of reversals	Payments	Inflation adjustment	06/2026

	1,559,687	103,957	(188,999)	120,955	1,595,600

Civil and regulatory (a)	466,726	35,819	(68,678)	31,257	465,124
Labor(b)	196,916	28,177	(52,014)	9,730	182,809
Tax(c)	896,045	39,961	(68,307)	79,968	947,667

	Consolidated
	12/2025	Balance of acquired company	Additions, net of reversals	Payments	Inflation adjustment	06/2026

	1,559,687	5,278	103,202	(188,999)	120,955	1,600,123

Civil and regulatory (a)	466,726	17	35,818	(68,678)	31,257	465,140
Labor(b)	196,916	5,137	27,422	(52,014)	9,730	187,191
Tax(c)	896,045	124	39,962	(68,307)	79,968	947,792

	Parent Company
	12/2024	Additions, net of reversals	Payments	Inflation adjustment	06/2025

	1,564,293	91,513	(172,525)	(4,348)	1,478,933

Civil and regulatory (a)	595,611	(2,131)	(71,064)	(86,183)	436,233
Labor(b)	209,098	36,583	(57,765)	18,819	206,735
Tax(c)	759,584	57,061	(43,696)	63,016	835,965

The Company and its subsidiaries are subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

84

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

a.	Civil lawsuits and regulatory proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$  139,623 (R$ 133,178 on December 31, 2025) refer mainly to lawsuits related to alleged improper collection, contractual disputes, portability, discussions related to non-refund of amounts, and alleged occurrence of fraud.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service;(iii) alleged contractual violations; (iv) questions about advertising; and (v) discussion of undue billing. The amount provisioned is equivalent to R$ 126,103 (R$ 119,954 on December 31, 2025).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality-of-service provision for users of the Infinity plan are discussed. TIM appealed the decision to the Court of Appeals of the Federal District (TJDFT), but its appeals were rejected. The Company then filed an Extraordinary Appeal to the Federal Supreme Court (STF), which was also rejected. After that, TIM filed a Complaint with the Federal Supreme Court (STF), claiming that the Court of Appeals was judging a matter that was exclusively under the jurisdiction of the STF, specifically, Topic 1075 of general repercussion. The Reporting Minister rejected the Complaint, and TIM filed an Internal Appeal, which was also initially rejected. However, in the judgment of April 24, 2025, one of the ministers presented a dissenting vote, which was eventually followed by the majority of the collegiate body. With this, the STF granted the Internal Appeal of TIM, recognizing that the 11th Civil Court of Curitiba/PR is competent to judge the case, and annulled the previous decisions of the TJDFT. In light of this new court decision in April 2025, TIM reversed the accounting provision of R$ 169 million, of which R$ 50 million as principal and R$ 119 million as inflation adjustments. The lawsuit was reassigned to the court of the 11th Civil Court of Curitiba/PR, awaiting a decision regarding the existence of contingency with a pending lawsuit in progress at the TJPR, currently in the appeal phase, to determine the continuation of the lawsuit.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 49,794 (R$ 41,146 on December 31, 2025).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 52,343 (R$ 50,496 on December 31, 2025).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts provisioned are equivalent to R$ 19,174 (R$ 47,564 on December 31, 2025).

85

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; (iv) reference offer models for wholesale products (ORPAs) and (v) related to non-compliance with certain quality indicators, non-fulfillment of other liabilities arising from the Authorization Terms, and non-compliance with the SMP, SCM, and STFC regulations, including Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC). The involved amounts are equivalent to R$ 78,087 (R$ 74,388 as of December 31, 2025).

b.	Labor and social security

b.1 Labor lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. From the total of 1,198 Labor claims on June 30, 2026 (1,347 on December 31, 2025) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees. The provisioning of these claims totals R$ 154,933 updated monetarily (R$ 161,133 on December 31, 2025).

b.2 Social security

The Company is a defendant in 21 proceedings on June 30, 2026 (27 on December 31, 2025) referring to the legal difference regarding the levy of social security contributions discussed in the court, in the restated total amount of R$ 27,876 (R$ 35,783 on December 31, 2025).

c. Tax lawsuits

	06/2026	12/2025
Federal taxes	337,789	377,027
State taxes	503,316	436,204
Municipal taxes	60,608	11,861
TIM S.A. proceedings (Purchase price allocation)	45,954	70,953
	947,667	896,045

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision for TIM S.A. supports 69 proceedings and is mainly composed of the following lawsuits:

(i)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 19,891 (R$ 19,313 on December 31, 2025).

86

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Additionally, in the second quarter of 2019 and in the second quarter of 2026, the Company established new provisions related to FUST cases of R$ 77,902 and R$ 31,612, respectively, through which the unconstitutionality and illegality of the FUST collection are challenged. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL of R$ 109,514 (R$ 75,769 on December 31, 2025).

(ii)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 74,850 (R$ 71,815 on December 31, 2025).

(iii)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value is R$ 22,834 (R$ 22,389 on December 31, 2025).

State taxes

The provision for TIM S.A. supports 140 lawsuits and is mainly composed of the following types:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 65,943 (R$ 56,412 on December 31, 2025);

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 140,422 (R$ 107,350 on December 31, 2025);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 12,148 (R$ 7,393 on December 31, 2025).

(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 25,776 (R$ 36,075 on December 31, 2025).

(v)	credits related to tax replacement operations, whose restated amounts total R$ 103,916 (R$ 118,327 on December 31, 2025);

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 5,936 (R$ 16,181 on December 31, 2025).

(vii)	charge on subscription fees without deductible, whose updated amounts is R$ 54,583 (R$ 9,214 on December 31, 2025).

(viii)	charge of special credit amounts was recognized, whose updated amounts is R$ 5,195 (R$ 5,009 on December 31, 2025).

87

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

Furthermore, in the second quarter of 2026, the company made a provision for part of a lawsuit concerning ISS on technical, accessory, and interconnection services. Thus, the total updated amount at the Municipal level is equivalent to R$ 60,608 (R$ 11,861 as of December 31, 2025).

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 45,954 (R$ 70,953 as of December 31, 2025).

d. Judicial and administrative proceedings whose losses are assessed as possible

The Company and its subsidiaries have actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

	27,410,344	26,722,972	27,490,424

Civil and regulatory (d.1)	1,683,558	1,798,568	1,683,901
Labor and Social Security (d.2)	403,803	474,376	444,315
Tax (d.3)	25,322,983	24,450,028	25,362,208

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

d.1. Civil and regulatory

	Parent Company		Consolidated
	06/2026	12/2025	06/2026
Consumer lawsuits (d.1.1)	122,886	129,012	122,886
ANATEL (d.1.2)	444,472	566,588	444,472
Consumer protection bodies (d.1.3)	396,494	447,834	396,494
Former trading partners (d.1.4)	320,041	326,930	320,041
Socio-environmental and infrastructure (d.1.5)	141,239	77,780	141,239
Other (d.1.6)	258,426	250,424	258,769
	1,683,558	1,798,568	1,683,901

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

d.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

d.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; (iv) reference offer models for wholesale products (ORPAs) and (v) related to non-compliance with certain quality indicators, non-fulfillment of other liabilities arising from the Authorization Terms, and non-compliance with the SMP, SCM, and STFC regulations.

On June 30, 2026, the value indicated for the PADOs (procedure for determining non-compliance with obligations) and Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC), considering the inflation adjustment, classified with possible risk was R$ 112,301 (R$ 249,373 on December 31, 2025).

On June 19, 2020, the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covered sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Company has reported its understanding to Anatel in cases where the Agency indicated signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

d.1.3 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged contractual violations; (iii) questions about advertising and, (iv) service quality questions.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

d.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

d.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) Environmental Licensing and Structure Licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land lease contracts for site installation; (iii) eviction from leased land for site installation; (iv) submission of registration data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

d.2. Labor and Social Security

d.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court and in the administrative sphere, as well as claims that discuss the joint responsibility in the restated total amount of R$ 20,069 (R$ 67,492 on December 31, 2025).

d.2.2. Labor

There are 1,881 Labor claims as of June 30, 2026 (2,142 as of December 31, 2025) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 388,075 (R$ 406,884 as of December 31, 2025). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting, in the enforcement phase, the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

d.3. Tax

	Parent Company		Consolidated
	06/2026	12/2025	06/2026

	25,322,983	24,450,028	25,362,208

Federal taxes (d.3.1)	5,304,102	4,991,390	5,304,102
State taxes (d.3.2)	13,360,425	12,960,732	13,374,392
Municipal taxes (d.3.3)	1,997,141	1,988,271	1,997,141
FUST, FUNTTEL and EBC (d.3.4)	4,661,315	4,509,635	4,686,573

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The amounts presented are adjusted, in an estimated manner, based on Selic index. The historical amount involved corresponds to R$ 16,804,659 (R$ 16,635,711 on December 31, 2025).

d.3.1. Federal taxes

The total amount assessed against the Company in relation to federal taxes is R$ 5,304,102 on June 30, 2026 (R$ 4,991,390 on December 31, 2025). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed. With the ruling of the Superior Chamber of Tax Appeals of the Brazilian Federal Revenue Service (RFB) in 2025, a new partial success was confirmed, with an updated estimated value of approximately R$ 610 million. On June 30, 2026, the remaining amount classified as possible risk is R$ 1,339,884 (R$ 1,225,208 on December 31, 2025).

(ii)	In the third and fourth quarters of 2024, there was a lawsuit filed related to the use of PIS and COFINS credits arising from the exclusion of ICMS from the respective calculation bases, converting it into any amount due given the offsetting made. The amount involved with possible risk is R$ 1,929,372 (R$ 1,825,929 on December 31, 2025).

(iii)	Methodology for offsetting tax losses, negative bases and other federal credits. The amount involved is R$ 305,700 (R$ 289,676 on December 31, 2025).

(iv)	Collection of taxes on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 242,391 (R$ 232,657 on December 31, 2025).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 360,558 (R$ 351,801 on December 31, 2025).

(vi)	Disallowance of PIS/COFINS credits on inputs - expenses and costs that, according to the Company’s assessment, were intrinsically related to its operational activity. The amount involved is R$ 368,685 (R$ 349,532 on December 31, 2025).

(vii)	Lawsuit related to exploitation income: questioning by the Brazilian Federal Revenue Service regarding the alleged improper use of the tax benefit of a 75% reduction in the Corporate Income Tax (IRPJ) related to Sudene due to inquiries about the registration of the submitted reports. The amount involved is R$ 379,039 (R$ 355,624 on December 31, 2025).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The amounts not highlighted refer to several discussions on relating federal taxes, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, other compensations relating to prepaid recalculation, goodwill breakdowns and calculation of estimates, taxation on international roaming operations and onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

d.3.2. State taxes

The total amount charged against TIM S.A. and subsidiaries in respect of state taxes on June 30, 2026 is R$ 13,374,392 (R$ 12,960,732 on December 31, 2025). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation. The amount involved is R$ 1,611,478) (R$ 1,534,669 on December 31, 2025).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 559,368 (R$ 536,534 on December 31, 2025).

(iii)	Credit reversal, disallowance of extemporaneous credits, and entries related to acquisitions of permanent assets. The amount involved is R$ 791,225 (R$ 715,792 on December 31, 2025).

(iv)	Charge on ICMS debit chargebacks resulting from the identification and documentary support of values and information released in customer accounts, as well as on credits granted as prepayment of future surcharges (special credit), exempt and untaxed operations, and other non-taxable credits, as well as collections and disallowance of ICMS credits related to operations subject to the tax substitution regime. The amount involved is R$ 4,914,411 (R$ 4,872,070 on December 31, 2025).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 89,945 (R$ 83,607 on December 31, 2025).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 1,328,367 (R$ 1,258,266 on December 31, 2025).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 2,494,984 (R$ 2,248,803 on December 31, 2025).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 214,864 (R$ 237,426 on December 31, 2025).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 181,702 (R$ 261,438 on December 31, 2025).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” (Other Credits and Charges) field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

d.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,997,141 on June 30, 2026 (R$ 1,988,271 on December 31, 2025). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,706,539 (R$ 1,673,534 on December 31, 2025).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 110,051 (R$ 106,438 on December 31, 2025).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 131,317 (R$ 154,989 on December 31, 2025).

d.3.4. Regulatory taxes

The total amount charged against the Company and subsidiaries in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 4,686,573 (R$ 4,509,635 on December 31, 2025). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issue by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

24. Obligations to shareholders

Reverse stock split and stock split operation

On February 24, 2025, the Company’s Board of Directors approved the reverse stock split and subsequent stock split of its common shares, in the ratio of 100:1, followed by 1:100, without affecting the share capital, the number of shares, or the Company’s ADRs.

The proposal approved on March 27, 2025, at the Annual General Meeting, considered that the Operation, when carried out: (i) will apply to all shareholders of the Company, (ii) will not result in a change in the value of the share capital of the Company or in the total number of shares, (iii) will not modify the rights conferred by the shares issued by the Company to their holders, and (iv) will not imply a change in the number of shares that make up each ADR, with the total number of outstanding ADRs remaining unchanged.

In early July 2025, the Company carried out the reverse stock split and stock split procedure, after a term of 30 days. On July 14, 2025, an auction was held for the disposal of 22,059,698 common shares corresponding to the fractions resulting from the operation, formed from the aggregation of the fractional shares. The result of the auction, totaling R$ 455,691 already net of costs and fees, equivalent to R$ 20.66 per common share, has been made available to the holders of the fractional shares, in the appropriate proportions, as of July 23, 2025. As a result of the auction, the amount of R$ 79,476 was paid by June 30, 2026, leaving the amount of R$ 376,216 (R$ 376,458 on December 31, 2025) available for the former unidentified shareholders or those without complete registration data.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The unclaimed fractions of shares by the shareholders within 3 years are reverted to the Company’s shareholders’ equity at the time of their prescription.

Dividends and interest on shareholders' equity payable

On June 30, 2026, the amount of obligations to shareholders arising from dividends and interest on shareholders’ equity payable is R$ 141,337 (R$ 157,831 on December 31, 2025).

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

25.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on June 30, 2026, is represented by 2,392,125,889 common shares, once treasury shares are cancelled, as Note 25.e. (2,392,125,889 common shares on December 31, 2025). The shares have no par value.

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

The use of the capital reserves complies with the precepts of Art. 200 of Law 6404/76, which provides for joint-stock companies. This reserve is composed as follows:

	06/2026	12/2025

	405,257	388,236

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	27,656	10,635
Other capital reserves	23,997	23,997

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 26).

b.3 Other capital reserves

It corresponds to the fractional shares prescribed, resulting from reverse stock splits carried out in previous years. Since they were not redeemed by the shareholders within the legal term, these fractions were reverted in favor of the Company and recorded in other capital reserves, in the amount of R$ 23,997.

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

According to the Bylaws, the expansion reserve balance cannot exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On March 30, 2026, the accumulated amount of benefits enjoyed by the Company amounts to R$ 3,143,043 (R$ 3,143,043 on December 31, 2025).

The said tax benefit basically corresponds to the decrease of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on March 27, 2025, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

On December 31, 2025, dividends and Interest on Shareholders’ Equity were calculated as follows:

2025

Net profit for the year	4,311,984
(-) Non-distributable tax incentives	(440,088)
(-) Constitution of legal reserve	(193,492)
Adjusted net profit	3,678,404

Minimum dividends calculated on the basis of 25% of adjusted profit	919,601

Distribution based on the adjusted income for the year:
Interest on Shareholders’ Equity	1,720,000
Dividends	1,379,192
Total dividends and interest on shareholders’ equity proposed and distributed	3,099,192

Withholding income tax (IRRF) on interest on shareholders’ equity	(327,576)
Total dividends and net interest on shareholders’ equity	2,771,616

Distribution based on profit reserves:
Proposed and distributed interest on shareholders’ equity	490,000
Interim/additional dividends	410,808

Total dividends (including additional dividends) and net JSCP	3,672,424

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the year 2025, the amounts of R$ 2,210,000 of Interest on Shareholders’ Equity were distributed, with R$ 1,720,000 distributed based on the Income for the year 2025 and R$ 490,000 based on the expansion reserve, and Dividends of R$1,790,000 were proposed, with R$ 1,379,192 distributed based on the Income for the year 2025 and R$ 410,808 based on the expansion reserve, which were approved by the Board of Directors on December 16, 2025, totaling R$ 4,000,000.

96

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The amounts allocated until June 30, 2026 and December 31, 2025 are as follows:

Approval	Payment	Dividend

02/10/2025	04/22/2025	200,000
03/24/2025	Up to 04/30/2026	490,000
05/05/2025	07/23/2025	300,000
07/22/2025	10/21/2025	320,000
09/23/2025	01/21/2026	480,000
12/16/2025	Up to 06/30/2026	420,000
12/16/2025	12/30/2025	1,790,000

Total 2025		4,000,000

03/18/2026	04/30/2026	390,000
06/17/2026	07/22/2026	400,000

Total 2026		790,000

Up to June 30, 2026, the Company disbursed, through dividends and/or interest on shareholders’ equity, a total amount of R$ 1,631,400 (R$ 1,626,369, as of June 30, 2025), of which R$ 1,097,487 (R$ 1,099,998 as of June 30, 2025) was to controlling shareholders and R$ 533,913 (R$ 526,371 as of June 30, 2025) was to non-controlling shareholders. The total dividends paid per share, expressed in reais, on June 30, 2026, is R$ 0.68 (R$ 0.67 in the same period of 2025).

The total balance as of June 30, 2026, for the “dividends and interest on shareholders’ equity payable” account, amounting to R$ 505,960 (R$ 1,377,150 as of December 31, 2025), of which R$ 364,623 (R$ 1,219,319 as of December 31, 2025)are recorded under “Dividends and interest on shareholders’ equity payable” and R$ 141,337 under “Liabilities to shareholders,” consists of unpaid amounts from prior years totaling R$ 173,108 (R$ 193,337 as of December 31, 2025) in addition to the amount of R$ 400,000 (R$ 332,852 net) in dividends and interest on shareholders’ equity for 2026, paid in July 2026.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

e. Treasury shares

The Company maintains treasury shares recorded at acquisition cost, in a contra account of shareholders’ equity, as established by IAS 32/CPC 39. Treasury shares do not confer voting rights or the right to receive dividends and do not generate effects on income (loss) from disposal or cancellation.

On February 12, 2025, the Board of Directors closed the previous share buyback program and approved a new one for up to 67,210,173 common shares of the Company, corresponding to approximately 2.78% of the total common shares of the Company. The common shares acquired under the share repurchase program will be held in treasury and subsequently canceled, without share capital decrease. In addition, approximately five million shares acquired under the buyback program will be earmarked for share-based remuneration under the Long-Term Incentive Plan. The goal is to enhance value for shareholders through the efficient use of cash and cash equivalents and to meet the Long-Term Incentive Plan (LTI).

Since the approval date of this program until December 31, 2025, the Company has repurchased 33,494 thousand shares for a total amount of R$ 748,268 and allocated 1,559 thousand shares to the LTI program.

On December 16, 2025, the Company’s Board of Directors approved the cancellation of 28,679 thousand shares held in treasury, without a share capital decrease. As a result of the cancellation of the shares, the Company’s share capital is now divided into 2,392,125,889 common shares.

On June 30, 2026, the Company holds in Treasury 3,458 (3,458 on December 31, 2025) thousand common shares, totaling R$ 78,539 (R$ 78,539 on December 31, 2025).

26.	Long-term incentive plan

2021-2023 Plan and 2024-2026 Plan

On March 30, 2021 and March 28, 2024, the long-term incentive plans were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the incorporation by TIM S.A. on August 31, 2020): “2021-2023 Plan” and “2024-2026 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2021−2023 and 2024−2026 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2021-2023 and 2024-2026 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the period (Dec 2025)	Shares (principal) granted during 2026	Shares transferred during the year				Paid in cash during the year				Shares canceled (principal) during the year	Balance of shares (principal) at the end of the period (June 2026)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash

2024−2026 Plan 2026 Grant(s)	887,812	May/29	R$ 26.78	-	887,812	-	-	-	-	-	-	-	-	-	887,812
2021−2022 Plan 2025 Grant(s)	1,368,704	May/28	R$ 17.22	1,121,959	-	-	-	-	-	-	-	-	-	(61,551)	1,060,408
2024−2026 Plan 2024 Grant(s)	1,226,859	Jul/27	R$ 18.34	884,346	-	-	-	-	-	-	-	-	-	(53,760)	830,586
2021-2023 Plan 2023 Grant(s)	1,560,993	Jul/26	R$ 12.60	687,088	-	-	-	-	-	-	-	-	-	(49,198)	637,890
Total				2,693,393	887,812	-	-	-	-	-	-	-	-	(164,509)	3,416,696
Weighted average price of the balance of grants			R$ 19.11

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Stock balance (principal) at the beginning of the period (Dec 2024)	Shares (principal) granted during the period	Shares transferred during the period				Paid in cash during the period				Shares canceled (principal) during the period	Balance of shares (principal) at the end of the period (June 2025)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash

2024−2026 Plan 2025 Grant(s)	1,368,704	May/28	R$ 17.22	-	1,368,704	-	-	-	-	-	-	-	-	-	1,368,704
2024−2026 Plan 2024 Grant(s)	1,226,859	Jul/27	R$ 18.34	1,142,341	-	-	-	-	-	-	-	-	-	-	1,142,341
2021-2023 Plan 2023 Grant(s)	1,560,993	Jul/26	R$ 12.60	1,097,732	-	-	-	-	-	-	-	-	-	-	1,097,732
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr/25	R$ 13.23	426,595	-										426,595
Total	5,384,268			2,666,668	1,368,704	-	-	-	-	-	-	-	-	-	4,035,372
Weighted average price of the balance of grants			R$ 15.86

99

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•        2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•        2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•        2021-2023 Plan - 3rd Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

•        2024-2026 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2024–03/31/2024.

•        2024-2026 Plan - 2nd Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2025–03/31/2025.

On June 30, 2026, expenses related to said long-term benefit plans totaled R$ 17,021 (R$ 11,751 on June 30, 2025). In the first semester of 2026 and 2025, the Company did not make cash payments to participants related to the Long-Term Incentive Plan.

Termination of the share buyback program and approval of a new program

As described in Note 25.e, in February 2025, the Company’s Management approved the new program, which will allocate approximately 5 million shares acquired to share-based remuneration under the Long-Term Incentive Plan. By June 30, 2026, the Company had repurchased and transferred 1.6 million shares to meet the Long-Term Incentive Plan program.

27.	Net revenue

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

100

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The minutes not used by customers and/or reload credits in the possession of trading partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended June 30, 2026 is R$ 89,041 (R$ 50,594 on June 30, 2025).

In March 2025, the agreement made between TIM S.A. and C6 Bank was approved by the Cayman Islands Monetary Authority (CIMA), confirming the termination of the partnership, as well as the related disputes and arbitration proceedings that were underway. By December 31, 2025, the amounts related to the Agreement have been settled.

Additionally, service revenue includes revenue from V8.Tech, related to digital solutions and technology services, and from I-Systems Soluções de Infraestrutura S.A., related to fiber optic infrastructure and neutral network.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

 Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer and the asset is considered transferred when or as the client obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

101

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Parent Company		Consolidated
	06/2026	06/2025	06/2026

Net operating revenue	13,669,066	12,993,574	13,771,614

Gross operating revenue	21,756,562	19,392,739	21,878,170

Service revenue	21,037,028	18,700,446	21,158,636
Revenue from services - Mobile	19,502,447	17,683,909	19,502,447
Service revenue - Landline	1,534,581	1,016,537	1,656,189

Sale of goods	719,534	692,293	719,534

Deductions from gross revenue	(8,087,496)	(6,399,165)	(8,106,556)
Taxes levied	(2,079,668)	(2,025,197)	(2,098,728)
Discounts granted	(6,004,131)	(4,369,306)	(6,004,131)
Returns and other	(3,697)	(4,662)	(3,697)

102

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

28.	Operating costs and expenses

	Parent Company
	06/2026				06/2025
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(6,266,580)	(3,090,359)	(945,995)	(10,302,934)	(6,171,123)	(2,979,199)	(866,393)	(10,016,715)

Personnel	(17,528)	(502,666)	(222,456)	(742,650)	(30,595)	(484,252)	(221,604)	(736,451)
Outsourced services	(345,939)	(1,016,392)	(417,691)	(1,780,022)	(320,009)	(1,034,808)	(397,403)	(1,752,220)
Interconnection and connection means	(2,081,392)	-	-	(2,081,392)	(1,886,247)	-	-	(1,886,247)
Depreciation and amortization	(2,996,329)	(206,251)	(265,381)	(3,467,961)	(3,107,393)	(207,161)	(207,348)	(3,521,902)
Taxes, fees and contributions	(76,019)	(430,363)	(18,219)	(524,601)	(76,446)	(442,054)	(15,111)	(533,611)
Rentals and reinsurance	(279,641)	(90,169)	(16,294)	(386,104)	(282,827)	(86,341)	(15,233)	(384,401)
Cost of goods sold	(464,557)	-	-	(464,557)	(464,282)	-	-	(464,282)
Advertising	-	(338,757)	-	(338,757)	-	(330,094)	-	(330,094)
Losses on doubtful accounts	-	(490,194)	-	(490,194)	-	(373,450)	-	(373,450)
Other	(5,175)	(15,567)	(5,954)	(26,696)	(3,324)	(21,039)	(9,694)	(34,057)

	Consolidated
	06/2026
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(6,352,317)	(3,104,659)	(975,843)	(10,432,819)

Personnel	(50,022)	(505,102)	(233,722)	(788,846)
Outsourced services	(403,943)	(1,024,659)	(430,107)	(1,858,709)
Interconnection and connection means	(2,017,962)	-	-	(2,017,962)
Depreciation and amortization	(3,054,806)	(210,369)	(269,830)	(3,535,006)
Taxes, fees and contributions	(76,046)	(430,363)	(18,214)	(524,623)
Rentals and reinsurance	(279,678)	(90,114)	(17,349)	(387,141)
Cost of goods sold	(464,557)	-	-	(464,557)
Advertising	-	(338,758)	-	(338,758)
Losses on doubtful accounts	-	(489,649)	-	(489,649)
Other	(5,303)	(15,645)	(6,621)	(27,568)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company totaling R$ 16,179 (R$ 16,724 on June 30, 2025). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

103

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

29.	Other revenues (expenses), net

	Parent company		Consolidated
	06/2026	06/2025	06/2026
Revenues
Fines on telecommunication services	62,258	57,867	62,258
Revenue on disposal of assets	6,645	4,149	6,645
Other revenues (i)	143,501	44,608	143,489
	212,404	106,624	212,392
Expenses
FUST/FUNTTEL (ii)	(81,427)	(80,164)	(82,379)
Taxes, fees and contributions	(3,774)	(12,457)	(3,780)
Provision for legal and administrative proceedings, net of reversal	(134,207)	(81,219)	(134,190)
Expenses on disposal of assets	(3,766)	(5,725)	(3,766)
Other expenses (iii)	(67,030)	(10,895)	(67,032)
	(290,204)	(190,460)	(291,147)

Other revenues (expenses), net	(77,800)	(83,836)	(78,755)

(i)	Mainly represents deferred revenue on the towers sold, of which R$ 136,573 as of June 30, 2026 (R$ 27,048 as of June 30, 2025). The increase of approximately R$ 80 million in the period is related to the execution in 2026 due to the renegotiation of the contract with ATC, as described in Note 17.

(ii)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

(iii)	It includes R$ 56,311 related to the net loss resulting from the fair value remeasurement of the previously held interest in I-Systems on the date control was acquired, which is currently under review, as required by CPC 15 (R1) / IFRS 3.

104

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

30.	Financial revenues

	Parent Company		Consolidated
	06/2026	06/2025	06/2026

Financial revenues	1,326,831	771,727	1,331,935
Interest on interest earning bank deposits	368,988	341,815	373,077
Interest received from customers	30,633	19,011	30,633
Swap interest (iii)	818,222	148,758	818,222
Interest on lease	14,236	14,258	14,236
Inflation adjustment(i)	72,609	169,477	73,624
Other revenue	22,143	78,408	22,143

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

31.	Financial expenses
	Parent Company		Consolidated
	06/2026	06/2025	06/2026

Financial expenses	(2,403,994)	(1,659,666)	(2,423,705)
Interest and inflation adjustment on loans and financing	(145,526)	(148,326)	(164,390)
Interest on taxes and rates	(213,037)	(192,955)	(213,038)
Swap interest (i)	(783,773)	(154,243)	(783,773)
Interest on lease liabilities, net of cancellations	(898,930)	(774,400)	(898,974)
Inflation adjustment (ii)	(186,158)	(117,994)	(186,158)
Discounts granted	(34,552)	(23,427)	(34,627)
Other derivatives (iii)	(3,358)	(165,780)	(3,358)
Other expenses	(138,660)	(82,541)	(139,387)

(I) It represents the losses incurred with swap instruments contracted with the purpose of protecting the Company from fluctuations in interest rates applied to its debts.

(ii) A substantial part is related to inflation adjustment of judicial and administrative proceedings, of R$ 181,364 (R$ 116,755 on June 30, 2025); and

(ii) As a result of the agreement signed between TIM and Banco C6 and approved by CIMA in the 1st quarter of 2025, the financial assets held by TIM were adjusted in accordance with the contractual terms. The values of the transactions with C6 were settled in December 2025.

105

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

32.	Foreign exchange variations, net

	Parent Company		Consolidated
	06/2026	06/2025	06/2026
Revenues
Loans and financing	-	7,370	-
Suppliers	59,123	48,182	59,664
Swap	-	3,601	-
Accounts receivable	22,645	25,466	22,645
Financial assets (i)	11,993	3,259	11,993
	93,761	87,878	94,302
Expenses
Loans and financing	-	(3,596)	(140)
Suppliers	(16,966)	(42,028)	(17,119)
Swap	-	(7,370)	-
Accounts receivable	(51,161)	(79,184)	(51,161)
Financial assets (i)	(32,752)	(40,944)	(32,752)
	(100,879)	(173,122)	(101,172)

Net foreign exchange variations	(7,118)	(85,244)	(6,870)

(i) Refers to the foreign exchange variation affecting Fundo 5G, as per Note 12.

33.	Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the period, excluding treasury shares.

	06/2026	06/2025

Income attributable to the Company’s shareholders	1,786,664	1,773,008

Weighted average number of shares outstanding (thousands)	2,388,668	2,420,128

Basic earnings per share (in R$)	0.75	0.73

106

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding, excluding treasury shares, to assume the conversion of all potential dilutive shares.

	06/2026	06/2025

Income attributable to the Company’s shareholders	1,786,664	1,773,008

Weighted average number of shares outstanding (thousands)	2,389,125	2,420,530

Diluted earnings per share (in R$)	0.75	0.73

The calculation of diluted earnings per share considered 457 (403 thousands on June 30, 2025) shares related to the long-term, as mentioned in Note 26.

The reverse stock split operation, as described in Note 24, did not impact the calculation of basic and diluted earnings per share, as there was no change in the weighted average number of shares outstanding.

34.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, parent company and associated companies are as follows:

	Assets
	Parent company		Consolidated
	06/2026	12/2025	06/2026

Telecom Italia Sparkle (i)	6,338	8,391	6,338
TI Sparkle (iii)	-	5	-
TIM Brasil (vii)	23,035	23,183	23,035
Telecom Italia S.p.A. (ii)	9,065	5,850	9,065
I-Systems (ix)	-	53,538	-
I-Systems (xi)	48,717	-	-
Other	97	97	97
Total	87,252	91,064	38,535

107

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Liabilities
	Parent company		Consolidated
	06/2026	12/2025	06/2026

Telecom Italia S.p.A. (ii)	137,130	90,846	137,130
Telecom Italia Sparkle (i)	6,263	6,407	6,263
TI Sparkle (iii)	1,289	2,402	1,289
TIM Brasil (iv)	10,858	10,858	10,858
I-Systems(viii)	-	56,027	-
TIM Brasil (x)	229,459	791,797	229,459
V8 Tech	2,446	-	-
Other	8,701	4,138	8,983
Total	396,146	962,475	393,982

	Revenues
	Parent Company		Consolidated
	06/2026	06/2025	06/2026

Telecom Italia S.p.A. (ii)	14,403	15,158	14,403
Telecom Italia Sparkle (i)	3,681	4,255	3,681
TI Sparkle (iii)	19	163	19
I Systems(ix)	739	994	739
I Systems(xi)	297	-	-
Total	19,139	20,570	18,842

	Cost / Expense
	Parent Company		Consolidated
	06/2026	06/2025	06/2026

Telecom Italia S.p.A. (ii)	90,237	83,129	90,237
Telecom Italia Sparkle (i)	2,456	2,598	2,456
TI Sparkle (iii)	7,578	6,441	7,578
Vivendi Group(v)	-	1,851	-
Gruppo Havas(vi)	-	274,836	-
I-Systems(viii)	148,679	223,079	148,679
I-Systems (xi)	65,785	-	-
Other	16,572	17,066	16,572
Total	331,307	609,000	265,522

108

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value-added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS. In May 2025, the Vivendi Group ceased to be a related party.

(vi) From the values described above, in the result, they referred to advertising services, of which, R$ 99,433 on June 30, 2025 were related to media transfers. On June 30, 2026, there are no recorded amounts, since Gruppo Havas ceased to be a related party in May 2025.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) Refers mainly to prepaid expenses, which represent the costs of installing the neutral network deferred for the effectiveness of the contract.

(x) The amounts refer to the balance of interest on shareholders’ equity and dividends payable to the parent company.

(xi) The amounts refer to network capacity services provided by I-Systems.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On June 30, 2026, the Company invested R$ 126 (R$ 7,747 on June 30, 2025).

Outstanding balances at the end of the period are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

35.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	06/2026	06/2025

Short-term benefits	14,123	13,569
Share-based remuneration	8,617	7,089
	22,740	20,658

109

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

36.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Foreign exchange variation risks

The exchange rate risks relate to the possibility of the Company computing the increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issue of debentures, financing to BNDES (FINAME) and BNB, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on June 30, 2026 and December 31, 2025, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

110

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on June 30, 2026 and December 31, 2025 or revenues from services rendered during the periods ended June 30, 2026 and 2025.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The Company's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of goods’ sales revenue during the periods ended June 30, 2026 and 2025. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of June 30, 2026 and December 31, 2025.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 20.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

111

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	06/2026		12/2025
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	359,022	129,504	452,203	168,711

	359,022	129,504	452,203	168,711

Current portion	(359,022)	(129,504)	(452,203)	(168,711)

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 17 and 20.

Financial instruments measured at fair value:

	Parent Company
	06/2026
	Level 1	Level 2	TOTAL

Total assets	2,198,492	544,081	2,742,573

Financial assets at fair value through profit or loss	2,198,492	544,081	2,742,573

Derivative financial instruments	-	359,022	359,022
Marketable securities	1,869,152	-	1,869,152
Financial assets	329,340	185,059	514,399

Total liabilities	-	168,610	168,610

Financial liabilities at fair value through profit or loss	-	168,610	168,610

Derivative financial instruments	-	129,504	129,504
Contingent consideration – earn-out	-	39,106	39,106

112

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Consolidated
	06/2026
	Level 1	Level 2	TOTAL

Total assets	2,215,991	544,081	2,760,072

Financial assets at fair value through profit or loss	2,215,991	544,081	2,760,072

Derivative financial instruments	-	359,022	359,022
Marketable securities (i)	1,886,651	-	1,886,651
Financial assets	329,340	185,059	514,399

Total liabilities	-	168,610	168,610

Financial liabilities at fair value through profit or loss	-	168,610	168,610

Derivative financial instruments	-	129,504	129,504
Contingent consideration – earn-out	-	39,106	39,106

	Parent Company
	12/2025
	Level 1	Level 2	TOTAL

Total assets	2,639,447	627,520	3,266,967

Financial assets at fair value through profit or loss	2,639,447	627,520	3,266,967

Derivative financial instruments	-	452,203	452,203
Marketable securities	2,300,655	-	2,300,655
Financial assets	338,792	175,317	514,109

Total liabilities	-	168,711	168,711

Financial liabilities at fair value through profit or loss	-	168,711	168,711

Derivative financial instruments	-	168,711	168,711

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

113

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•        Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.

•        The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.

•        Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On June 30, 2026, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the Company and in force on June 30, 2026 and December 31, 2025 are shown in the following table:

114

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

June 30, 2026

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹		Short position
BRL	IPCA x DI	BNB	XP & ITAU	308,273	309,006	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	1,424,610	1,426,386	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	302,305	303,207	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

December 31, 2025

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total debt	Total swap (Long position)¹		Long position	Short position
BRL	IPCA x DI	BNB	XP & ITAU	399,975	400,926	100%	IPCA + 1.22−1.49% p.a.	55.19−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	2,060,566	2,062,508	100%	IPCA + 4.0432% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	329,567	330,551	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Jun/26	1,908,212	-	1,908,212	(1,684,224)	223,988	-	-

CDI	Probable	1,908,212	-	1,908,212	(1,684,224)	223,988	-	-
	Possible	1,908,212	-	1,908,212	(1,682,955)	225,257	1,269	1,269
	Remote	1,908,212	-	1,908,212	(1,681,850)	226,362	2,373	2,373
IPCA	probable	1,908,212	-	1,908,212	(1,684,224)	223,988	-	-
	possible	1,855,301	(52,911)	1,855,301	(1,684,224)	171,077	(52,911)	-
	remote	1,805,249	(102,963)	1,805,249	(1,684,224)	121,025	(102,963)	-

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(ii) BNB, Debenture and BNDES.

115

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Risk variable	Sensitivity scenario (i)	CDI	IPCA

CDI	Probable	14.15%	4.64%
	Possible	17.69%	4.64%
	Remote	21.23%	4.64%
IPCA	Probable	14.15%	4.64%
	Possible	14.15%	5.80%
	Remote	14.15%	6.96%

(i) Scenarios sensitized with the following increases in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on June 30, 2026 were carried out considering, basically, the assumptions related to changes in market interest rates and the foreign currency change, used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	06/2026	06/2025
Net income (loss) from derivative operations	34,449	(9,254)
Income (loss) from operations with other derivatives	-	(165,780)

116

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

Capital management

The Company's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the Company's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Parent Company
	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2025	2,778,723	13,764,868	(283,492)
Inflow	-	1,474,427	(9,200)
Cancellations/Terminated	-	(584,005)	-
Financial charges	147,973	908,274	(31,091)
Receipts /(payments) of principal (i)	(850,613)	(774,366)	-
Payment of interest	(49,823)	(941,161)	94,265

June 30, 2026	2,026,260	13,848,037	(229,518)

	Consolidated
	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2025	2,778,723	13,764,868	(283,492)
Balance of acquired companies	630,762	2,084
Inflow	-	1,474,427	(9,200)
Cancellations/Terminated		(585,563)	-
Financial charges	164,858	908,483	(31,091)
Receipts /(payments) of principal (i)	(862,123)	(774,615)	-
Payment of interest	(63,057)	(941,360)	94,265
			-
June 30, 2026	2,649,163	13,848,324	(229,518)

117

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2024	3,035,501	12,575,846	(678,434)
Inflow	-	1,618,353	-
Cancellations/Terminated (ii)	-	(81,153)	522,822
Financial charges	151,504	786,721	5,485
Net foreign exchange variations	(3,774)	-	3,769
Receipts/(Payments) - principal (i)	(223,272)	(796,905)	3,602
Payment of interest	(53,703)	(785,708)	(71,129)

June 30, 2025	2,906,256	13,317,154	(213,885)

(i) Lease liability payments include payments of fines of R$ 23 million (R$ 31 million in the same period of 2025).

(ii) It refers to the impact of the agreement with C6 where the derivatives were fully written off during the period.

37.	Pension plan and other post-employment benefits

	06/2026	12 2025

FUNCESP Plans, Healthcare Plans (FIBER Healthcare Plan), PAMEC/asset policy and medical plan	4,485	4,485

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

118

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

38.	Insurances

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of June 30, 2026, the Company had insurance contracts in force to cover operational risks, civil liability, cyber risks, environmental risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 590,137
General Civil Liability - RCG	R$ 94,000
Cyber risks	R$ 150,000
Environmental risks	R$ 14,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (Single guarantee of property damage and bodily harm) and R$ 100 for moral damages.

39. Supplementary information to the cash flow

	Parent Company		Consolidated
	06/2026	06/2025	06/2026
Transactions not involving cash
Additions to property, plant and equipment and intangible assets - with no cash effect	(1,378,542)	(1,592,313)	(1,379,198)
Increase in lease liabilities - no cash effect	1,474,427	1,618,353	1,474,427
Dividends/interest on shareholders’ equity approved and not yet paid.	(400,000)	(2,157,000)	(400,000)
Receivables - C6 Agreement	-	468,000	-
Contingent consideration – earn-out and withheld amount – acquisition of V8	(39,106)	-	(39,106)

119

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2026 (In thousands of reais, unless otherwise indicated)

40. Subsequent events

Capital Contribution to Wholly Owned Subsidiaries of TIM S.A.

In July 2026, the Board of Directors approved capital contributions of up to R$ 600 million to I-Systems and up to R$ 70 million to V8 Tech, both wholly owned subsidiaries of TIM S.A. The funds, coming from the Company’s cash, will be primarily used for the early payment of financial obligations of these companies, contributing to the optimization of the capital structure and the reduction of financial costs for the TIM group in Brazil. The operation does not change the share capital of TIM S.A. nor its stake in the subsidiaries.

120

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly information, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on June 30, 2026, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, July 27th, 2026.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

HELOISA BELOTTI BEDICKS Member of the Fiscal Council

121

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Luciene Rodrigues Abrão Pandolfo (Legal Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Vicente de Moraes Ferreira (Investor Relations Officer), as Statutory Officers of TIM S.A. (“Company”), declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s quarterly information for the period ended June 30, 2026.

Rio de Janeiro, July 27th, 2026.

ALBERTO MARIO GRISELLI Diretor Presidente (Chief Executive Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	VICENTE DE MORAES FERREIRA Diretor de Relações com Investidores (Investor Relations Officer)
LUCIENE RODRIGUES ABRÃO PANDOLFO Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

122

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Luciene Rodrigues Abrão Pandolfo (Legal Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Vicente de Moraes Ferreira (Investor Relations Officer), as Statutory Officers of TIM S.A. (“Company”), declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s quarterly information for the period ended June 30, 2026.

Rio de Janeiro, July 27th, 2026.

ALBERTO MARIO GRISELLI Diretor Presidente (Chief Executive Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	VICENTE DE MORAES FERREIRA Diretor de Relações com Investidores (Investor Relations Officer)
LUCIENE RODRIGUES ABRÃO PANDOLFO Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 10, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer